    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 22, 1997
                                                   REGISTRATION NO. 0-23007

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                       --------------------------------


                                AMENDMENT NO.1
                                      TO

                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                   Pursuant to Section 12(b) or 12(g) of the
                        Securities Exchange Act of 1934

                        ------------------------------

                    AMERICAN TELESOURCE INTERNATIONAL INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                ONTARIO, CANADA                                  74-2698095
          (STATE OR OTHER JURISDICTION OF                     (I.R.S. EMPLOYER
           INCORPORATION OR ORGANIZATION)                    IDENTIFICATION NO.)

12500 NETWORK BLVD., SUITE 407, SAN ANTONIO, TEXAS                 78249
     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                    (ZIP CODE)

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE:           (210) 558-6090

                        ------------------------------

     SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

     TITLE OF EACH CLASS                   NATURE OF EACH EXCHANGE ON WHICH
     TO BE SO REGISTERED                    EACH CLASS IS TO BE REGISTERED
     -------------------                   --------------------------------
           None
------------------------------        ------------------------------------------

------------------------------        ------------------------------------------

       Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, no par value per share
                               (Title of Class)

                               TABLE OF CONTENTS

ITEM 1.     BUSINESS................................................. 1

ITEM 2.     FINANCIAL INFORMATION....................................25

ITEM 3.     PROPERTIES...............................................37

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
            AND MANAGEMENT...........................................37

ITEM 5.     DIRECTORS AND EXECUTIVE OFFICERS.........................38

ITEM 6.     EXECUTIVE COMPENSATION...................................40

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...........42

ITEM 8.     LEGAL PROCEEDINGS........................................43

ITEM 9.     MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
            EQUITY AND RELATED STOCKHOLDER MATTERS...................43

ITEM 10.    RECENT SALES OF UNREGISTERED SECURITIES..................45

ITEM 11.    DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED..48

ITEM 12.    INDEMNIFICATION OF DIRECTORS AND OFFICERS................49

ITEM 13.    FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA..............49

ITEM 14.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
            ACCOUNTING AND FINANCIAL DISCLOSURE......................49

ITEM 15.    FINANCIAL STATEMENTS AND EXHIBITS........................50

Statements contained or incorporated by reference to this document that are not based upon historical fact are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 (the safe harbor provisions of which do not apply to the forward-looking statements contained in this document). Forward-looking statements may be identified by the use of forward-looking terminology such as "may," "will," "expect," "estimate," "anticipate," "continue" or similar terms, variations of those terms or the negative of those terms. The "Risk Factors" set forth below in this document constitute cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statements.

ITEM 1.    BUSINESS.

       American TeleSource International Inc. provides domestic and international long distance call services, primarily between Latin America and the United States, and network management services including international carrier services and international network management services between Latin America and the United States. The Company has chosen to concentrate on Latin America because it believes that recent and anticipated privatizations of various of the region's major telephone companies and overall trends toward deregulation, particularly in Mexico where the Company has focused the majority of its initial efforts, present significant opportunities to provide international telecommunication services to, from and within this fast-growing market. The Company is able to provide United States telecommunications standards of reliability and connectivity to the Latin American region, where telecommunications services remain limited and unreliable in many areas due largely to poor local infrastructure.

       The Company was originally incorporated under the laws of the Province of Alberta, Canada on December 17, 1993, under the name Latcomm International, Inc. ("Latcomm"). On December 20, 1993, Latcomm purchased all of the outstanding shares of Latin America Telecomm, Inc., a Texas corporation, for $25,000. On April 22, 1994, Latin America Telecomm, Inc. changed its name to American TeleSource International, Inc. ("ATSI-Texas"). Effective May 26, 1994, Latcomm amalgamated under the laws of the Province of Ontario, Canada with Willingdon Resources, Ltd. ("Willingdon"), a corporation incorporated under the laws of the Province of Ontario, Canada. The resulting Ontario corporation was named American TeleSource International Inc. ("ATSI-Canada"). Pursuant to the amalgamation, the outstanding shares of Willingdon and the outstanding shares of Latcomm were converted into shares of ATSI-Canada on a four-for-one basis and a one-for-one basis, respectively. In connection with the amalgamation, ATSI-Canada acquired all assets and assumed all liabilities of Latcomm; however, with the exception of approximately $55,000 in obligations to former Willingdon shareholders, ATSI-Canada did not acquire any assets or assume any liabilities of Willingdon. Unless the context otherwise requires, references herein to the "Company" mean ATSI-Canada, its predecessor, Latcomm, and its subsidiaries.

       The Company commenced operations in May 1994. In June 1995, the Company formed American TeleSource International de Mexico, S.A. de C.V. ("ATSI-Mexico") to assist the Company in the provision of long distance and network management services within Mexico.

       The Company is reviewing the possibility of effecting a plan of arrangement (the "Arrangement") pursuant to which shareholders of ATSI-Canada will exchange their shares of ATSI-Canada for an equal number of shares of a Delaware holding company ("ATSI-Delaware"). If the Arrangement is completed, such holding company will hold all of the outstanding shares of ATSI-Canada, and, as a result, ATSI-Canada will become a wholly owned subsidiary of ATSI-Delaware. The Company anticipates that the Arrangement will be submitted to a vote of shareholders in the first quarter of calendar 1998, although there can be no assurance that such a proposal will be submitted to shareholders at that time, or ever, or that shareholders will approve the proposal.

       The Company's objective is to become a full-service international telecommunications carrier providing operator-assisted, direct dial and other long distance call services and network management services between Latin America and the United States. The operations and financial performance of the Company are subject to substantial risks. See "Business--Risk Factors--Limited Operating History; History of Losses; Need for Capital; Report of Independent Public Accountants."

FOREIGN AND DOMESTIC OPERATIONS

       The following table presents long distance services, network management services, operating loss and identifiable assets by geographic area. The identifiable assets of ATSI-Texas's parent company, ATSI-Canada, have been included in the caption headed United States as they are immaterial in amount. ATSI-Canada has no revenues as the Company's revenues are billed either by ATSI-Texas or ATSI-Mexico. The table includes revenues and operating income of Computel for the periods from May 1, 1997 to July 31, 1997 and the identifiable assets of Computel as of July 31, 1997.



                                         For the Years ended July 31,
                                 -------------------------------------------
                                     1995           1996           1997
                                 -------------  -------------  -------------
OPERATING REVENUES FROM
 UNAFFILIATED CUSTOMERS:

Long distance services

United States                    $  4,469,529   $ 10,806,586   $ 12,544,732

Mexico and other                            -              -      1,421,249
                                 ------------   ------------   ------------
Total long distance services
                                 $  4,469,529   $ 10,806,586   $ 13,965,981
Network mgmt. services           ============   ============   ============

United States                    $    318,312   $  1,762,971   $  2,064,262

Mexico and other                            -        905,127        198,144
                                 ------------   ------------   ------------

Total network management
 services                        $    318,312   $  2,668,098   $  2,262,406
                                 ============   ============   ============

OPERATING INCOME (LOSS):

United States                    $ (1,950,489)  $ (2,079,456)  $ (3,927,977)

Mexico and other                            -         10,855       (273,740)
                                 ------------   ------------   ------------

Total Operating loss             $ (1,950,489)  $ (2,068,601)  $ (4,201,717)
                                 ============   ============   ============

Identifiable Assets

United States                    $  2,653,646   $  3,790,354   $  6,659,651

Mexico and other                            -        394,138      6,832,794
                                 ------------   ------------   ------------

Total Identifiable Assets        $  2,653,646   $  4,184,492   $ 13,492,445
                                 ============   ============   ============



LONG DISTANCE CALL SERVICES

OVERVIEW

       The Company provides domestic and international long distance call services as an alternative to those services offered by AT&T, MCI, Sprint and other call service providers. See "Business--Competition." The Company owns and operates its own switching facility and an operator center located at its headquarters in San Antonio, Texas ("Switching/Operator Facility"). The Company provides live and automated operator services 24 hours per day, 365 days per year, and features multi-lingual operators versed in English, Spanish, Portuguese and, at times, other languages. At September 30, 1997, the Company employed 13 full-time and 26 part-time operators. The Company utilizes its own transmission facilities when possible or contracts to use facilities of other long distance network providers, as necessary.

       Because international long distance call services consistently provide revenue and gross profit per minute at a substantially higher rate than domestic long distance call services, the Company has decreased and intends to continue to decrease its efforts to provide call services in the highly competitive United States market, and to increase its focus on the provision of international long distance call services, particularly between Mexico and the United States. International long distance billed revenues between the United States and Mexico increased from approximately $1.4 billion in 1993 to $2.4 billion in 1996. The significant increase in such billed revenue, as well as that between the United States and other Latin American countries, is due in part to the ties that exist between many major metropolitan areas in the United States and Mexico and other Latin American countries, which have been strengthened by the rapid growth of the Hispanic segment of the United States population, and the increase in trade between Mexico and other Latin American countries and the United States.

SERVICES

       The Company generates long distance traffic, which is routed through the Switching/Operator Facility, primarily from Charge-a-Call phones, located in major tourist areas in Mexico; call aggregators, such as hotels, motels and private payphones located in the United States and Mexico; casetas, which are call facilities in Mexico utilized by travelers and local residents who do not have personal phone access; and calling cards. Following is a more detailed description of the Company's existing and planned long distance traffic sources.

       Charge-a-Call Phones

       The Company has historically provided the majority of its long distance call services to United States citizens traveling in Mexico who desire a convenient method of placing and billing calls to the United States. Calls have been generated primarily from Charge-a-Call phones owned by the Company and placed in major tourist areas of Mexico. By simply lifting the handset on such a phone, a caller automatically accesses one of the Company's operators at the Switching/Operator Facility. The caller provides payment instructions and the destination phone number to a Company operator, who then assists the caller in placing the call.

       At September 30, 1997, the Company owned approximately 500 Charge-a-Call phones, all of which are located in Mexico, and does not anticipate increasing the number of such phones significantly in Mexico in the future. To increase Mexico-generated call service revenue, the Company began installing advanced Intelligent payphones in various tourist areas within Mexico in July 1997. See "Business--Intelligent Payphones." Unlike Charge-a-Call phones, which are capable of handling only collect, calling card and credit card billed international calls to the United States, software-driven Intelligent payphones, which accept coins or credit cards, are capable of handling international calls billed collect, to credit cards or to calling cards, domestic long distance calls within Mexico billed to credit cards or via coin operation, and local calls via coin operation. By accepting coins for local and long distance, the Company believes it will be able to expand its revenue base. There can be no assurance, however, that Intelligent payphones will generate any increases in revenue.

       Call Aggregators

       The Company contracts with "call aggregators" in the United States and Mexico, which include private payphone, hotel, motel and resort owners and agents, to provide call services for calls made from telephones they operate or which are located on their property. Subscribers earn commissions based on the net billable revenue originating from the subscriber's telephones. The commission rate is set by agreement between the subscriber and the Company or a representative of the Company. The Company's revenue is derived from composite charged rates for the call which is billed to the end-user.

       Currently, call aggregators in the United States and Mexico can choose the long distance company that will complete and process their customer's "0+" ("Zero Plus," automated credit or calling card) and "0-" ("Zero Minus," operator assisted) calls. To route a call to a Company operator from a subscriber telephone, a caller in Mexico or elsewhere generally dials "0," and the area code and number. The call is then automatically routed to the Switching/Operator Facility. An autodialer may also be installed at the subscriber's premises. When an autodialer is used, it monitors the numbers dialed and automatically redirects calls to the Company. The interception and direction of telephone calls by the autodialer is transparent to the phone user. Operators identify themselves as American TeleSource International and Communications Services operators to persons placing calls from subscriber telephones in the United States and Mexico, respectively. As Company operators receive the incoming calls, they collect billing information from the caller and enter it into the Company's computer system from their operator terminals.
Users of the Company's services can charge their calls to most Bell company calling cards or commercial credit cards. Additionally, calls handled by an operator can be person to person, collect or third party calls. All calling information (including origination, termination and billing numbers) is recorded for credit validation, call rating and billing to the end user. The call is then released into the local telephone company's or long distance carrier's system for completion. The Company selects the most cost effective and efficient method of completing the call available to it.

       At September 30, 1997, the Company provided "call aggregator" call services to approximately 5,700 and 12,100 hotel and motel rooms in the United States and Mexico, respectively. The Company's customers include certain Holiday Inn, Best Western, Royal Resorts and Omni hotel franchises and Grupo Posadas, a Latin American hotel operator. In July 1997, the Company acquired a contract from Meridian Telecom pursuant to which it provides call services to hotels operated by Grupo Posadas in Mexico (representing approximately 8,500 hotel rooms), one of the largest hotel operators in Latin America. At September 30, 1997, the Company had "call aggregator" call service contracts with pay telephone owners covering approximately 4,600 and 1,400 public telephones in the United States and Mexico, respectively.

       Casetas

       In May 1997, the Company entered into an agreement to purchase up to 100% of the outstanding shares of Sistema de Telefonia Computarizada, S.A. de C.V. ("Computel"), a Mexican company that owns and operates 134 casetas in 72 cities throughout Mexico. Under the terms of the agreement, the Company acquired 55% of the shares of Computel in May 1997, and the remaining shares in August 1997. The consideration for the Computel acquisition included Company Common Stock, cash and the forgiveness of a note receivable evidencing an obligation owed by Computel to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Overview" and Note 9 to the Company's consolidated financial statements appearing elsewhere in this Registration Statement on Form 10. Casetas are calling facilities strategically located in Mexico to serve telephone needs of travelers and Mexican nationals lacking personal telephone access. Casetas feature comfort and privacy not available on street side telephone locations. A caseta typically includes three-to-four telephones serviced by three-to-four phone lines. Casetas offer multiple services including local telephone calls, domestic long distance calls, international long distance calls, collect, calling card, and credit card calls, voice mail and fax transmission and reception.



     Computel is a leader in public calling stations in Mexico, employing approximately 430 people, with annualized revenues of approximately $6 million. The Company believes that Computel, through its standardization in logos and trade dress, has established a highly recognized, positive corporate image in Mexico. The anticipated integration of Computel's and the Company's operations is expected to produce certain operating efficiencies. The Company believes that Computel's existing management and operations team within Mexico will facilitate the implementation of its Intelligent payphone and travel card services in Mexico. See "Business--Travel Cards" and "Business--Intelligent Payphones." Additionally, the Company believes that Computel's point-of-sale distribution channels will compliment the Company's network and facilities-based operations. Through combined call volume and utilization of the Company's network facilities, the Company believes that it will be able to reduce the cost per minute of certain of the Company's prospective intra-Mexico calls and Computel's long distance calls to the United States. There can be no assurance that any operating efficiencies or cost reductions will result from the Computel transaction.

     Travel Cards


     The Company also provides call services for Latin Americans traveling outside their countries through the issuance of pin numbers used in conjunction with international credit cards and proprietary telephone travel cards. Latin travelers typically do not have AT&T, MCI or Sprint travel cards, nor do their countries' national phone companies provide them with travel cards that can be used in the United States. However, such travelers generally carry common international credit cards, such as Visa, MasterCard and American Express. The issuance by the Company of TravelPlus/SM/ pin numbers in conjunction with credit cards enable Latin travelers to use an eligible common credit card to place domestic or international calls from virtually any phone in the United States or in any of the other 32 countries where the Company originates service and reach a Portuguese or Spanish speaking Company operator. By using a credit card as a phone card, the traveler is able to avoid the high cost of collect calls and minimize hotel and public phone surcharges. Callers using TravelPlus/SM/ pin numbers are billed directly through their credit card companies, and the Company is paid in U.S. dollars. The Company has contracted to provide TravelPlus/SM/ pin numbers to the Bank of Brazil for its Visa card holders. Additionally, through a strategic alliance with ATI do Brasil, a Brazilian company not affiliated with the Company, the Company distributes telephone travel cards at Brazilian airports and through travel agencies located in Brazil, which cards enable the holders to utilize TravelPlus/SM/ services.

     The Company's RoamerPlus/SM/ travel cards enable Mexican travelers to use their cellular phones while in the United States. Because of problems associated with cellular phone fraud, United States cellular companies generally prohibit foreign cellular users, while traveling in the United States, from placing international calls. To avoid this problem, pin numbers are issued to Latin Americans through their own local cellular provider. When in the United States, the Mexican cellular user dials a special "800" number which connects the user with a Company operator and provides the operator with an account and pin number. The operator then completes the call, and charges are billed to the user's local cellular account. Currently, the Company has two agreements with Mexican cellular companies to route calls placed by such companies' customers traveling in the United States to the Company's Switching/Operator Facility. As relationships with other Latin American cellular companies are established, the Company anticipates expanding access to this service. There can be no assurance that the Company will be able to establish any such relationships or, if it is able to do so, that access to this service will be expanded.

     Intelligent Payphones

     In February 1997, ATSI-Mexico obtained a comercializadora license from the Mexican government's Secretaria de Comunicaciones y Transportes ("SCT") to own and operate public payphones in Mexico and resell local and long distance services via such payphones. There were approximately 2.6 public phones for
each 1,000 persons in Mexico at May 31, 1997.   The Company believes that there
is and will continue to be a need for more public phones in Mexico. As a result, in March 1997 the Company obtained $1.7 million in equipment financing from IBM de Mexico to begin acquiring and installing Intelligent payphones in Mexico. Intelligent payphones, which are software driven and equipped to handle coins and credit cards, are able to generate revenues from international calls billed collect, to credit cards or to calling cards; domestic long distance within Mexico billed to credit cards or via coin operation; and local calls via coin operation. The Company began installing Intelligent payphones in July 1997. The Company believes that its equipment financing facility with IBM de Mexico will cover the cost of acquiring and installing approximately 450 Intelligent payphones, primarily in tourist areas. The Company has established an overall target of installing 11,000 Intelligent payphones by the end of fiscal 2001. There can be no assurance, however, that the Company will have sufficient resources to install all or a significant number of Intelligent payphones in Mexico or that it will realize increased revenue from operation of such payphones.

     Prepaid Calling Cards

     The Company plans to begin selling prepaid calling cards, which are similar to travel cards except for the billing method, in the first quarter of fiscal 1998. Because the lower costs of providing prepaid long distance (including no bad debt, operator and billing costs) are passed on to the consumer, callers generally purchase prepaid calling cards for the savings they provide. In addition, businesses such as airlines, travel agencies and hotels may purchase prepaid calling cards from time to time as promotional items for their customers. The Company anticipates that it will begin selling prepaid calling cards from its casetas in fiscal 1998. There can be no assurance that the Company will sell prepaid calling cards at such locations, if at all.

OPERATIONS

     The Company's revenue from international long distance call services was $110,483 for fiscal 1994 (of which 100% was from traffic between Mexico and the United States), $2,952,571 for fiscal 1995 (of which 98% was from traffic between Mexico and the United States), $7,780,742 for fiscal 1996 (of which 87% was from traffic between Mexico and the United States), and $9,554,647 for fiscal 1997 (of which 74% was from traffic between Mexico and the United States), which accounted for 100%, 40%, 44%, and 51%, respectively, of the Company's minutes of use, and 100%, 66%, 72%, and 72%, respectively, of its long distance call services revenues. The foregoing fiscal 1997 revenue and percentage amounts do not reflect $1,421,249 of revenue attributable to Computel's operations, the majority of which were generated from domestic (Mexico) long distance call services. The Company's international and domestic long distance call services generated revenues of $110,483 for fiscal 1994, $4,469,529 for fiscal 1995, $10,806,586 for fiscal 1996, and $13,965,981 for fiscal 1997. Long distance call services represented approximately 45.7% of total operating revenue for fiscal 1994, 93.4% for fiscal 1995, 80.2% for fiscal 1996, and 86.1% for fiscal 1997. Seasonal variation in call volume is expected by the Company from hospitality and payphone subscribers, reflecting the higher occupancy rates from January through July in Mexico (when U.S. volume is at its lowest) and lower rates during summer months in Mexico (when U.S. volume is at its peak).

     Approximately 25% of the long distance calls handled by the Company are billed to commercial credit cards. The Company utilizes the services of a credit card processing company for the billing of these calls and receives cash from these calls, net of transaction and billing fees, within seven days from the dates the calls are made. All other calls, including calling card, collect, person-to-person and third-party billed calls, are billed under an agreement between the Company and Billing Information Concepts Corp. ("BIC"), one of the largest billing and collection clearinghouses in the United States. This agreement allows the Company to submit call detail records to BIC, which in turn forwards these records to the local telephone companies that maintain the addresses of the parties to be billed for the calls. The local telephone company includes the call(s) in a billed party's home telephone bill, collects the funds and remits those funds net of certain charges to BIC. BIC then remits the funds net of collection fees to the Company. Because this collection process can take up to 75 days, the Company participates in an advance funding program offered by BIC under which BIC purchases 100% of the call records for 75% of their value within five days of presentment to BIC. The remaining 25% of the call records is remitted to the Company net of charges as BIC collects the funds from the local telephone companies. The Company currently pays BIC a funding charge of prime plus 4% per annum on the 75% of the value of the calls which is advanced to the Company.

     One of the Company's primary costs of providing international call services from Mexico to the United States is the cost of transporting calls from their points of origin in Mexico to the Company's Switching/Operator Facility. Although the Company contracted in the past with major U.S. carriers to provide such services, Telefonos de Mexico ("Telmex"), the former telecommunications monopoly in Mexico, did not have a legal obligation to allow these carriers to provide services prior to August 10, 1996, and on occasion refused to do so. When it permitted such services to be provided, Telmex based the rates it charged to these carriers on retail prices charged to consumers in Mexico. Telmex had the ability to raise these rates as well, which it did on a regular basis. As a result, from inception through August 10, 1996 the Company experienced high, unstable and often increasing costs in connection with its international long distance traffic originating in Mexico. During fiscal 1996, the Company paid as much as $1.60 per minute (with an average per minute cost of in excess of $1.00 for fiscal 1996) to transport calls from Mexico to its Switching/ Operator Facility.

     Subsequent to August 10, 1996, at least twelve different carriers received concessions from the Mexican government to compete against Telmex, the result of which was a newly formed, competitive telecommunications market within Mexico. The Company immediately began negotiations with the newly concessioned carriers to reduce dependency on Telmex, increase the reliability of its services and reduce the costs of providing international calls from within Mexico. In November 1996, the Company signed an interconnection agreement with Investcom, one of the newly concessioned carriers, which calls for a maximum per minute price to carry the Company's long distance calls from Mexico to San Antonio of $0.48 per minute, and provides for further discounts based on increasing call volumes. However, Investcom did not possess the switch capacity in Mexico to process the Company's long distance traffic until May 1997. As a result, the Company did not begin to phase in the processing of its long distance traffic at the lower per-minute cost until that date.

     The Company has also installed a teleport facility at Investcom's switching center in Mexico City. Investcom has contracted with the Company to transport its long distance traffic from Mexico to the United States through this teleport facility, and services were initiated in May 1997. Prior to May 1997, the Company's international call services from within Mexico were still dependent upon Telmex. The Company believes that its interconnection agreement with Investcom and use of its Mexico teleport facility will enable it to vertically integrate its services to reduce the cost of providing international calls from Mexico and, as a result, increase call volume; however, there can be no assurance that any cost reduction or increase in call volume will occur.

SWITCHING AND OPERATOR EQUIPMENT

     The Company's call center platform located in San Antonio, Texas consists of a fully redundant digital Summa Four Switch interlinked with a Digital Equipment Corporation VAX 4000, which utilizes Micro Dimensions software to interconnect the computerized operator terminal work stations at the service center. The operator center platform enables the Company to process calling card calls, collect calls, person-to-person, third-party and credit card calls. The Company has also installed a NACT LCX 120 switch, which will enhance its current platform by allowing the Company to process prepaid calling cards and direct dial calls. At September 30, 1997, the Company's switching capacity was 25% utilized at its San Antonio, Texas teleport facility, 50% utilized at its Mexico City teleport facility, and 10% utilized at its Costa Rica teleport facility.

SALES AND MARKETING

     The Company markets its long distance call services in Mexico through the combined effort of 12 direct sales representatives based in its corporate and branch offices and a network of independent marketing representatives which sell the Company's services on a commission basis. Because high commission levels charged by the independent marketing representatives add substantially to the Company's cost of services, the Company plans to phase out the use of independent marketing representatives in Mexico and utilize its direct sales representatives exclusively in Mexico. As the percentage of direct sales grows in relation to the percentage of sales obtained through independent marketing representatives, the Company expects that there will be a corresponding decrease in commissions paid, and, as a result, its cost of services; however, there can be no assurance that this will occur. Existing independent marketing representatives must comply with the Company's licensing requirements, including ownership by the Company of all phones and phone lines, and pricing of services. The Company will continue to use independent marketing representatives in other countries where it provides services such as Brazil, Jamaica and the Dominican Republic.

     The majority of the Company's direct sales efforts are concentrated in Mexico, the Company's primary market. The Company's sales strategy targets both corporate and government accounts, as well as individual properties. Corporate and government accounts are managed through the Company's office in Mexico City by a team of account executives trained specifically to handle such accounts, which typically have a lengthy sales cycle and require presentations to committees and executive management teams. Corporate and government accounts include hotel chains, retail chains, travel agency chains, banks, airlines, ship ports, airports and municipalities. Account executives responsible for selling individual property accounts in Mexico are based out of the Company's branch offices in Cancun, Cozumel, Acapulco, Puerto Vallarta and Mazatlan. Individual property accounts include restaurants, hotels, bars, and retail shops.

     The call services industry has primarily provided its services to call aggregators rather than the general public. Reasons for selecting call aggregators over residential customers include the sales volume offered by call aggregators and the high advertising costs and customer turnover associated with handling residential customers. The Company's customers look for call services as an additional source of revenue. Although needs vary from market to market, the Company generally modifies the in-house phone system of subscribers, or installs additional equipment necessary to interface with the Company's Switching/Operator Facility. The Company contracts with subscribers to provide call services for calls made from telephones they operate or telephones which are located on their property, offering them the opportunity to receive commissions on calls made on their phones. The Company customizes its long distance call services to provide individualized reports and to achieve, for a given customer, the desired balance between high customer commissions and low charges to the billed party.

COMPETITION

     Competition between the Company and other operator service providers is based upon commission programs, quality of service, reporting, reputation and customer service. The Company competes in the international and domestic long distance call services market with AT&T, Sprint, MCI and others, many of which have been in business longer than the Company and have far greater resources and experience than the Company. The Company's primary competitors for hotel and hospitality contracts are Teleglobal, CNSI, BBG, LCI and Ameristar. Its primary competitor for its bank products is Sprint in conjunction with Visa. The Company anticipates that it will compete in the public payphone segment in Mexico with Telmex and other newly licensed companies. Some of these companies, again, have considerably greater financial and other resources than the Company.

     The Company believes it competes favorably due in part to its bilingual operators, and a broad array of service offerings. Among them, the Company provides call aggregators with customized, detailed and sophisticated reporting of calling patterns and volumes from their locations. This allows such customers to analyze their traffic and maximize telecommunication revenues by, for example, relocating underutilized telephones. The Company's detailed reporting also allows its customers to reconcile the accuracy or integrity of their commissions. The Company employs a highly skilled professional staff of customer service employees and technicians, who provide service 24 hours per day, 365 days per year. Additionally, ATSI-Mexico provides an array of services to support the Company in the provision of long distance call services. See "Business-- ATSI-Mexico."

STRATEGY

     The Company's mission is to become a full service international telecommunications carrier providing operator-assisted, direct dial and other long distance call services and network management services between and within Latin America and the United States. The Company intends to pursue this strategy in its long distance call services business by, among other things, competing for licenses issued by Latin American countries, where the regulatory environment permits, to provide expanded long distance call services and working to increase the volume of calls which it processes. Because margins on international calls are substantially higher than domestic (United States) calls, and because the Company expects growth to continue in the market for calls between the United States and Mexico, as well as other Latin American countries, the Company intends to focus on the international long distance market, particularly between Mexico and the United States, for the provision of long distance call services. Within Mexico, the Company intends to utilize the cost savings generated from its interconnection agreement with Investcom, together with the installation of Intelligent payphones in the tourist areas of Mexico and utilization of its casetas, to increase call volume and revenues. There can be no assurance, however, that the Company will be able to achieve any increase in call volume and, if so, that any increase in revenues or profits will be realized. The Company has decreased its efforts toward providing call services in the highly competitive United States market, offering such services domestically on a "demand type" basis only.

     The Company currently views the following target markets as ones in which it can most profitably provide its long distance call services for the optimum benefit of the customer:

     . International Public Communications -- Includes public payphone services in high traffic areas and transportation centers such as airports, ship ports and marinas, as well as casetas, located primarily in Mexico.

     . International Hospitality Industry -- Includes hotels, motels and resorts located primarily in Mexico.

     . Travel-Related Service Business -- Includes travel agencies, airlines, banks, cellular phone companies and other businesses that service foreign travelers.

     The Company intends to continue to promote its travel card program to credit card issuers in Latin American countries where and as the regulatory environment permits. The Company has also initiated discussions with certain Mexican cellular companies to route calls placed by United States citizens in Mexico to the Company's Switching/Operator Facility. If successful in these negotiations, of which there can be no assurance, the Company expects to expand its travel card service to enable United States citizens to use their cellular phones while traveling in Mexico. In addition, the Company anticipates that it will begin selling prepaid calling cards in the first quarter of 1998. Through these efforts, the Company hopes to further increase call volume and revenue; however, there can be no assurance that any such program will be successful and, if so, that the Company will realize any increased call services volume or revenue or attain profitable operations.

NETWORK MANAGEMENT SERVICES

OVERVIEW

     The Company offers international carrier services and domestic and international private-line telecommunications services via satellite and fiber optics between the United States and Latin America and within Latin America to commercial customers for a number of applications. These applications generally involve, for carrier services customers, providing transmission capacity for United States termination of long distance call traffic and network services traffic handled by domestic and regional communications carriers in Latin America, and, for private network customers, creating private international point-to-point communications links for clients who need special services, such as heavy data and voice usage at lower cost and greater dependability. The Company believes that as Latin American markets continue to develop and as multinational corporations expand into the region, the demand for communications transmissions into the United States and customized telecommunications services between the United States and Latin America and within Latin America will continue to grow.

     The Company believes that the demand for international network management services has the potential to grow substantially in the foreseeable future, particularly within the Latin American region. This growth is expected to result from continuing deregulation of telecommunications markets in Latin America, continuing technological advancement, economic development in Latin America, and the increasing globalization of business. There can be no assurance that demand for international network management services will grow as anticipated, if at all.

     The Company provides modern telecommunications standards of reliability and connectivity to the Latin American region from its San Antonio, Texas teleport via the Hughes built, Mexican government owned and operated Solidaridad Satellite System ("Solidaridad"). Solidaridad consists of the Solidaridad I and II satellites, which are replacing the older Mexican Morelos Satellite System. Solidaridad I and II were successfully launched into orbit in November 1993 and the fourth quarter of 1994, respectively. These satellites have increased capacity for telecommunications services (i.e., "C," "Ku" and "L" bands) and cover the Company's market, consisting of portions of North America, all of Mexico, the Caribbean Basin and Central America, and the western portion of South America.

     The Company entered into an agreement with Telecomunicaciones de Mexico ("Telecomm") in October 1995 to purchase transponder capacity on Solidaridad for a period of five years (the "Solidaridad Agreement"). The Company chose Telecomm based upon its favorable transmission rates and Solidaridad's area of satellite coverage. Pursuant to the Solidaridad Agreement, the Company pays a tariff to Telecomm based upon the amount of satellite capacity it uses. Telecomm offers a volume discount to users of 10 Megahertz of capacity or more. As of September 30, 1997, the Company leased 30.5 Megahertz of capacity on Solidaridad. The following chart displays the Company's area of satellite coverage.

                         SOLIDARIDAD SATELLITE SYSTEM






                              [MAP APPEARS HERE]







     The depiction on this page illustrates Solidaridad's entire area of satellite coverage by displaying Solidaridad's coverage "footprints" over a map of North America, Mexico, Central America, South America and the Caribbean Basin. Such footprints cover three separate and distinct regions, referred to as Regions 2, 3 and 5. Solidaridad's coverage footprint of Region 2 includes cities on the southwestern border of the United States, all of Mexico and Central America, the Caribbean Basin and the northern portion of South America. Its coverage footprint of Region 3 includes the western portion of South America, and its footprint of Region 5 covers parts of the midwestern, eastern and southern regions of the United States, as well as the San Francisco Bay Area.

CARRIER SERVICES

     The Company offers satellite capacity to domestic and regional telecommunications carriers in Latin America that lack transmission facilities to locations in the United States or need more transmission capacity into the United States. The Company began marketing such services to foreign telecom carriers in the last quarter of fiscal 1995. The Company has entered into agreements or understandings (each of which with the exception of the agreement with Investcom is presently immaterial to the Company's operations), as indicated below, with the following foreign telecommunications companies for origination and termination of long distance and network traffic between the United States and certain Latin American countries:

     . Investcom. In November 1996, the Company signed an interconnection agreement with Investcom, one of twelve companies to have received a concession from the SCT to provide long distance services in competition with Telmex. The Company also installed a teleport facility at Investcom's switching center in Mexico City. Investcom has contracted with the Company to transport its long distance traffic from Mexico to the United States through this teleport facility. Investcom has also contracted with the Company to permit the Company to terminate its traffic into Mexico, which effectively enables the Company to use its teleport facility as a gateway for southbound long distance traffic from the United States to Mexico. The Company believes that its interconnection agreement with Investcom and use of its Mexico teleport facility will enable it to vertically integrate its services to reduce the cost of providing international calls from Mexico and, as a result, increase call volume; however, there can be no assurance that any cost reduction or increase in call volume will occur.

     . RACSA. In May 1996, the Company entered into an interconnection agreement with Radiografica Costarricense, S.A. ("RACSA"), a subsidiary of the national telephone company in Costa Rica. Under the terms of the agreement, the Company provides RACSA, as well as third party private companies, with voice, fax, and data transmission services to the United States and Mexico, and carrier long distance services to and from Costa Rica. Under the agreement, the Company receives a minimum long distance traffic guarantee from RACSA, and has reseller rights for its own long distance customers. The Company has also installed a teleport facility in Costa Rica in conjunction with RACSA.

     . TELERED. In January 1997, the Company entered into a memorandum of understanding with TELERED, a Guatemalan consortium, which contemplates an interconnection agreement for the provision of call services, Internet and other network services between Guatemala and the United States.

     . SOLARES. In July 1997, the Company entered into an interconnection agreement with Solares, S.A. de C.V., an El Salvadoran telecommunications provider, for the provision of call services, Internet and other network services between El Salvador and the United States.

     . TELPAN. In January 1995, the Company entered into an agreement with TELPAN Communications, Inc., a Panamanian telecom carrier, for the provision of network services into the United States for voice, fax and data transmissions originating in Panama.

     In July 1997, the Company entered into an agreement with Avantel S.A. de C.V., one of twelve companies to have received a concession from the SCT to provide long distance services, to carry and terminate traffic within Mexico.

     To date, the Company's carrier services business has generated insignificant revenues as the Company has only recently commenced focusing its efforts on the marketing of these services. The Company believes that, if the regulatory environment permits, significant opportunities could continue to arise with respect to the provision of satellite transmission capacity. The Company intends to continue to pursue what it believes to be opportunities to provide carrier services at favorable rates to Latin American domestic and regional communications carriers. The Company does not, however, intend to provide carrier services to or from what the Company considers its secondary markets, including Brazil, Jamaica and the Dominican Republic.

PRIVATE NETWORKS

     The Company also offers domestic and international private telecommunications networks between the United States and Latin America and within Latin America for voice and fax communications, data transmission, point-to-point videoconferencing links and value added network services, such as credit card processing, Internet, E-Mail and reservation networks. The Company's fiber-optic and satellite transmission capabilities enable its customers to bypass limited telecommunications services which remain in many areas of Latin America. Although no longer offered to new business customers, the Company continues to provide to existing business customers "stand alone" end-to-end very small aperture terminal ("VSAT") private network satellite services via Solidaridad between the United States and Latin America and within Latin America for its business communications customers. VSAT networks consist of very small (e.g., 1.8 to 3.8 meters) rooftop antennas and are utilized to send communications and data transmissions at any time. Generally, the user pays for this service based on the capacity leased regardless of volume of use. Presently, the Company offers private telecommunications networks through its interconnection agreements and associated foreign teleport facilities.

     In addition to providing satellite capacity for private networks, the Company's services to its business communications customers include customized end-to-end solutions to their communications needs by providing survey and analysis of customer needs, network design, engineering and integration, coordination and filing of necessary permits, importation and shipping of necessary equipment, complete installation and network testing, systems operations training and ongoing maintenance and technical support. The Company commits to provide its customers error-free transmission at U.S. performance standards of 99.98% reliability. All services are provided by the Company's personnel in San Antonio, Texas and Mexico.

     The Company's business communications customers currently using its private telecommunications network services are Reuter's de Mexico, S.A. de C.V., for information distribution between Mexico and the United States; Banco del Centro, for credit card processing services between Mexico and the United States; Total Systems Services de Mexico, S.A. de C.V., for credit card authorization services between Mexico and the United States; Operadora Corporativo Miro Reservation Network, between Mexico and the United States, with a link to Grand Cayman; Rooster Products International, between Mexico and the United States; Copamex S.A. de C.V., within Mexico and between Mexico and the United States; Evaporadora Mexicana, S.A. de C.V., for a wide area network within Mexico; Notimex S.A. de C.V. for information distribution services between Costa Rica and Mexico; H.E. Butt Grocery Company for data network services between Mexico and the United States; and Servicios de Informacion Deportiva for data network services between Costa Rica and the United States.

     The Company's private network services generated revenues of approximately $132,000 during fiscal 1994, $318,000 during fiscal 1995, $2.7 million during fiscal 1996, and $2.3 million during fiscal 1997. Private network services represented approximately 54.3% of total operating revenue during fiscal 1994, 6.6% during fiscal 1995, 19.8% during fiscal 1996 and 13.9% during fiscal 1997. The Company's private network services contracts generally last from two to five years.

SALES AND MARKETING

     The Company has focused its network management sales and marketing efforts in those regions of Latin America where it has installed teleport facilities or has access to such facilities through interconnection agreements. The network management sales team focuses on securing new business through direct prospecting and sales efforts, as well as from leads supplied by Telecomm, financing companies specializing in the telecommunications industry, telecommunications equipment vendors and existing customers. Other direct marketing efforts include attendance at or participation in major conventions or expositions for targeted user groups. In addition, the Company's senior management takes an active role in supporting the sales team and attracting new accounts for private networks and carrier services. All of the Company's network management sales personnel are fluent in both English and Spanish.

     The Company's sales personnel are required to contact existing customers on a monthly basis in order to ensure that such customers' current needs are being met. The Company believes that this activity may stimulate sales growth by increasing usage levels among its current customer base. These existing customers may also provide the Company's sales personnel with qualified leads for new business.

COMPETITION

     In providing network management services, the Company competes with MCI, Americatel, C-COM, AT&T, Telmex, GeoComm/SERSA and others, many of which have significantly greater resources and more extensive domestic and international satellite and fiber-optic communications networks than the Company. The Company uses the Solidaridad Satellite System combined with fiber-optic networks to meet its customers' requirements.

     For most of the Company's network management communications services, the factors critical to a customer's choice of a service provider are cost, reliability, network quality and, in some cases, geography, network size and telecommunications capacity. The Company believes it has the reputation as a responsive telecommunications service provider capable of processing a variety of network traffic, including switched long distance. The Company's San Antonio, Texas teleport facility (and other teleport facilities), combined with its engineering and operations capabilities, enable the Company to provide high quality, cost-effective communications services to meet its customers' requirements. Additionally, ATSI-Mexico provides an array of services to support the Company in the provision of domestic (Mexico) and international network management services. See "Business-- ATSI-Mexico."

STRATEGY

     The Company's mission is to become a full service international telecommunications carrier providing operator-assisted, direct dial and other long distance call services and network management services between Latin America and the United States. The Company intends to pursue this strategy in connection with its network management services by, among other things, attracting new Latin American telephone companies and international telecommunications carriers requiring satellite transmission capacity for their telecommunications traffic into the United States, attracting new private network accounts, working to increase the usage level of current private network clients and competing for licenses issued by Latin American countries to provide expanded services where the regulatory environment permits. The Company's network management services provide substantially higher profit margins than its long distance call services. As a result, and due to the anticipated increase in demand for international telecommunications services, the

Company intends to continue to engage in sales and marketing efforts with respect to this aspect of its business, with particular emphasis on carrier services. Additionally, because many costs of providing such services are fixed costs to the Company, the Company expects that it will realize increased margins as carrier and network usage expand. There can be no assurance, however, that the Company will recognize any increase in revenues or attain profitable operations from the provision of network management services in the future.

ATSI-MEXICO

     American TeleSource International de Mexico, S.A. de C.V. provides the Company with support in connection with the Company's domestic (Mexico) and international long distance services and network management services. ATSI-Mexico provides an array of services to support the Company, including applying for and obtaining telecommunications licenses, identifying and processing potential business opportunities and planning, design, implementation and maintenance of international telecommunications networks. For networks requiring U.S. connectivity, the San Antonio, Texas teleport is utilized. ATSI-Mexico also provides intra-Mexico network management services. ATSI-Mexico technical personnel are trained by the Company's technical staff in areas such as monitoring, diagnostics, and troubleshooting of networks and switching equipment. The capital stock of ATSI-Mexico is 97% owned by the Company and 3% owned by a Mexican citizen.

     The Company has focused the majority of its initial efforts within Mexico and intends to continue to concentrate primarily on the Mexican market for the provision of domestic (Mexico) and international long distance call services. The Company believes that significant opportunities to provide call services within Mexico and between Mexico and the U.S. will continue to arise from the law written into effect in June 1995 by the SCT, which provides for the methods by which companies can apply for concessions and licenses to establish and operate telecommunications services businesses within Mexico. This law was, effectively, the first step in the deregulation of the telephone industry within Mexico. It also formalized the methods by which companies may compete against Telmex, the former telecommunications monopoly in Mexico.

     ATSI-Mexico has obtained the following licenses from the SCT (the duration of each of which is approximately 20 years), which the Company believes will enable it to significantly expand its business in Mexico. There can be no assurance, however, that such licenses will lead to increased revenues or profitable operations.

     . Public Payphone License. In February 1997, ATSI-Mexico received a comercializadora license from the SCT to own and operate public payphones, including casetas, in Mexico and resell local and long distance services via such payphones. See "Business--Long Distance Call Services-Intelligent Payphones."

     . Shared Teleport License. In July 1997, through its acquisition of Sinfra, S.A. de C.V., ATSI-Mexico acquired a shared teleport license from the SCT, which qualifies the Company's Mexican teleport (and any future teleports owned by the Company in Mexico) as a shared facility to provide communications transport capabilities for the Company's Mexican network clients, as well as other non-shared teleport-based carriers and their clients. Utilizing the Company's existing Mexican teleport facility for such a purpose should enable the Company to reduce costs for the provision of private networks with a link in Mexico because many private network subscribers will then be able to connect through local fiber to this centralized satellite facility (linked to the Mexican Solidaridad Satellite

          System), eliminating the need for a VSAT on every user's premises. There can be no assurance, however, that this will occur.

     . Network Resale License. In July 1997, through its acquisition of Sinfra, S.A. de C.V., ATSI-Mexico acquired a network resale license from the SCT, which permits the Company to install, operate and resell a network integrated by nodes equipped with packet switching and data concentrators, and a control center for links, channels and circuits leased from concessionaires. The Company anticipates that such license will allow it to contract for channels and terrestrial circuits from concessionaires offering increased reliability and more favorable rates.

     . Value-Added Service License. In the third quarter of fiscal 1996, ATSI-Mexico received a value-added service license from the SCT to provide value added network service delivering public access (as distinct from current private network access) to the Internet, including e-mail, local area network interconnection and frame relay services.

     In addition, ATSI-Mexico has applied to the SCT for a long distance reseller license, which is a comercializadora license to provide long distance and private line services via TELMEX's or any other concessionaire's fiber optic infrastructure and resell the existing fiber infrastructure in Mexico for various communications services, including the provision of direct dial long distance service. Receipt of this comercializadora license, of which there can be no assurance, would enable the Company to offer to its existing clients and market to potential customers a complete package of long distance services, including private networks, 0+, 0- and direct dial capabilities, as well as direct billing services, which, the Company believes, could have a positive effect on its revenues due to the desire of customers to consolidate the provision of their communications services into a single provider. The Company anticipates that it will continue to apply for government-issued licenses which it believes will create opportunities to expand operations in Mexico and facilitate its becoming a full service telecommunications carrier.

     ATSI-Mexico has also been instrumental in the Company's consummation of transactions and development of infrastructure in Mexico, which the Company believes will lead to increased call volumes and revenues in this market. See "Business--Long Distance Call Services - Services - Casetas."

     The Company believes that ATSI-Mexico gives it a competitive advantage over other U.S. telecommunications companies attempting to enter the Mexican market. All of ATSI-Mexico's significant employees are Mexican citizens with substantial experience in the Mexican telecommunications industry and solid working relationships with persons and entities in Mexico connected with such industry. The Company believes that its success to date in Mexico has been largely the result of, and that its future success with respect to Mexican telecommunications licenses applied for and implementation of business strategies in Mexico will be dependent upon, such employees' hard work and ability to continue to understand and develop relationships within the Mexican telecommunications industry.

TELEPORT AND NETWORK CONTROL CENTER

     The Company has constructed an international teleport/satellite earth station at its headquarters in San Antonio, Texas to serve as a telecommunications gateway to the United States. Such teleport is one of six facilities in the United States known by the Company to have been specifically designed to provide international telecommunications networks between the United States and Latin America via the Mexican Solidaridad Satellite System. Such teleport provides fiber optic integration into U.S. based private and public telecommunications networks via a fiber optic link to a facility in downtown San Antonio, Texas where all major long distance carriers have a point of presence. The Company constructed such teleport using advanced digital satellite communications equipment, and built the network operating system modularly to enable it to expand telecommunications capacity quickly, on an as-needed basis. In September 1995, the Company increased the system's networks capacity from 20 watts to 400 watts, giving the Company the capability to operate up to 30 T-1 circuits, or 720 64K circuits of C-band frequency and 144 64K circuits of Ku band frequency.

     The Company's San Antonio, Texas teleport facility contains a 6.1 meter "C" and a 6.1 meter "Ku" band earth station with fully redundant electronics capable of "seeing" across the full 500 MHZ of these two satellite bands in both horizontal and vertical polarization schemes. The earth station electronics are state-of-the-art in design and dependability.

     The Company's network control center, also located at its San Antonio, Texas facility, houses the converter subsystem relative to the networks, the modem subsystem and the data equipment. Such control center serves as the maintenance and control hub of the Company's networks and long distance call services systems. It utilizes specialized software and hardware components to monitor subsystem elements within the teleport. Remote facilities are equipped with maintenance and control processors that monitor subsystem elements and dial into the teleport facility to report fault conditions. The control center technicians, once aware of a problem, can dial into the remote terminals to diagnose, troubleshoot, make equipment changes or upgrade for complete system management. The control center is protected through an uninterruptable power supply system and has a dedicated environmental control system to maintain optimal conditions of 68 (degrees) F, with 45% humidity.

     The Company has also installed two teleport facilities in Mexico City and Costa Rica, respectively. Generally, such facilities have capabilities similar to the Company's San Antonio, Texas facility (although designed to handle less capacity), including modular upgrade capabilities.

REGULATION

     The Company's business operations are subject to extensive federal and state regulation, and more limited foreign regulation. Federal laws and U.S. Federal Communications Commission ("FCC") regulations apply to interstate telecommunications (including international telecommunications that originate or terminate in the United States), while particular state regulatory authorities have jurisdiction over telecommunications originating and terminating within the state. The laws of other countries only apply to carriers doing business in those countries. Thus, if the Company conducts business with such countries through settlement agreements with a foreign carrier, or otherwise by engaging in service to such countries, it is affected indirectly by such laws insofar as they affect the foreign carrier. There can be no assurance that future regulatory, judicial, and legislative changes or activities will not have a material adverse effect on the Company, that domestic or international regulators or third parties will not raise material issues with regard to the Company's compliance or noncompliance with applicable regulations, or that regulatory activities will not have a material adverse effect on the Company.

     In addition, changes in certain regulations may potentially preclude or impair the Company's ability to provide call services in certain jurisdictions. The Company does not foresee any such changes; however, it cannot predict whether such changes may occur. Therefore, the Company cannot estimate the impact of such changes upon its operator services in the event of any such change.

     FEDERAL.

     The FCC has classified the Company as a non-dominant, interexchange carrier. Generally, the FCC has chosen not to exercise its statutory power to closely regulate the charges, practices, or classifications of non-dominant carriers. Nevertheless, the FCC acts upon complaints against such carriers for failure to comply with statutory obligations or with the FCC's rules, regulations, and policies. The FCC also has the power to impose more stringent regulatory requirements on the Company and to change the Company's regulatory classification. In the current regulatory atmosphere, the Company believes that the FCC is unlikely to do so.

     Among domestic carriers, only the local exchange carriers ("LECs") are currently classified as dominant carriers. Thus, the FCC regulates many of the LECs' rates, charges, and services to a greater degree than those of the Company. Until October 1995, AT&T was classified as a dominant carrier, but AT&T successfully petitioned the FCC for non-dominant status in the domestic interstate and interexchange marketplaces. Therefore, certain pricing restrictions that once applied to AT&T have been eliminated, likely making AT&T's prices more competitive with those of the Company. Recently, AT&T was also reclassified as a non-dominant carrier for international services.

     The Company has the authority to provide domestic, interstate telecommunications services. The Company also has been granted authority by the FCC to provide switched international telecommunications services through the resale of switched services of United States facilities-based carriers and to provide certain international telecommunications services by acquiring circuits on various undersea cables or leasing certain satellite facilities. The FCC reserves the right to condition, modify, or remake such domestic and international authority for violations of the Communications Act of 1934, as amended (the "Communications Act") or the FCC's regulations, rules, or policies promulgated thereunder. Although the Company believes the possibility to be remote, a rescission by the FCC of the Company's domestic or international authority or a refusal by the FCC to grant additional domestic or international authority would have a material adverse effect on the Company.

     Currently, non-dominant carriers are required to maintain international tariffs on file with the FCC. The company believes it is in full compliance with all international tariff regulations.

     The FCC is in the process of changing its rules regarding the filing of interstate tariffs. In December 1996 the Commission issued an order requiring all interstate carriers to withdraw such tariffs by September 1997. However, the order was stayed by the United States Court of Appeals. In response to this court action, and to petitions for reconsideration that were filed with the Commission, the FCC issued an order on August 20, 1997 modifying the earlier order to allow for two instances when interstate tariffs can still be filed.

     First, non-dominant interexchange carriers will be allowed to file tariffs for dial around 1+ services; meaning calls made by accessing the interexchange carrier through the use of that carrier's "carrier access code". Second, non-dominant interexchange carriers are allowed to file tariffs for service to customers that pre-subscribe to that carrier's service by contacting the local exchange carrier. These tariffs will be effective only for 45 days or until a written agreement is executed between the carrier and the customer, whichever is shorter.

     The company will incur some additional costs as it replaces its interexchange tariff with individual contracts. However, it is impossible to predict at this time what effect the transition will have on the company.


     As a non-dominant carrier, the Company is also subject to a variety of miscellaneous regulations that, among other things, govern the documentation and verifications necessary to change a consumer's long distance carrier, limit the use of "800" numbers, require certain disclosures regarding operator services, limit foreign ownership and control, and require prior approval of transfers of control. The Company began providing operator services in the U.S. in May 1994. The FCC requires the filing of informational tariffs concerning such services and requires both written and verbal identification of the operator service provider on each call processed.

     To date, the FCC has only exercised its regulatory authority to supervise closely the rates of dominant carriers. However, the FCC has increasingly relaxed its control in this area. As an example, the FCC is considering repricing local transport charges (the fee for the use of the LECs' transmission facilities connecting the LECs' central offices and the interexchange carrier's access point). In addition, the LECs have been afforded a degree of pricing flexibility in setting access charges where adequate competition exists, and the FCC is considering certain proposals to relax further LEC access regulation. The impact of such repricing and pricing flexibility on facilities-based interexchange carriers, such as the Company, cannot be determined at this time.

     The Telecommunications Act of 1996 (signed into law on February 8, 1996) permits the RBOCs to immediately provide interLATA interexchange (long distance) services outside their local exchange region. Moreover, the Act allows the RBOCs to provide long distance services in-region with FCC approval after the FCC has consulted with the Department of Justice and determines that such market entry is consistent with the public interest, convenience, and necessity. In order for a RBOC to provide in-region interLATA interexchange service, it must also demonstrate that it has a facilities-based competitor and that it has complied with a 14-point competitive checklist as determined by the Commission. As a result, the Company will undoubtedly face increased competition from the RBOCs. This new law attempts to guard against anticompetitive conduct that could result from an RBOC having access to all customers on its existing networks as well as its ability to cross-subsidize its services and discriminate in its favor against its competitors.

     The FCC has determined that call-back services using uncompleted call signaling violates neither United States domestic nor international law. Call-back services involve calls originating in a foreign country directed in such a manner as to give the foreign caller the advantage of the lower charges for outbound United States calls. However, United States call-back providers are not authorized to provide service to customers in countries that expressly have declared such call-back services to be illegal. The FCC will receive documentation from any government that seeks to place United States carriers on notice that call-back services using uncompleted call signaling has been expressly declared illegal in its country. Currently, the Company does not itself provide call-back services and it does not provide services to resellers and other carriers that do provide such call-back services.

     The microwave and satellite communications licenses held by the Company are subject to FCC regulations. Such licenses were granted for fixed terms with an option to renew. The majority of these licenses expire within six years and the remainder will expire within ten years. The Company intends to seek renewal of its licenses and anticipates that they will be renewed in the ordinary course. Failure to obtain renewal of its licenses could have a material adverse effect on the Company.

     Except with respect to transit agreements, authorizations held under
Section 214 of the Communications Act (such as those held by the Company) for international services are limited to providing services or using facilities between the United States and countries specified in the authorizations. The Company holds all necessary Section 214 authorizations for conducting its present business, but may need additional authority in the future. Additionally, carriers may not lease lines between the United States and an international point for the purpose of offering switched services without first determining that the foreign country affords opportunities to United States carriers equivalent to those available under United States law.

     The FCC also has promulgated certain rules governing the offering of international switched telecommunications services. Such calls typically involve a bilateral, correspondent relationship between a carrier in the United States and a carrier in the foreign country. Until recently, the United States was one of a few countries to allow multiple carriers to handle international calls; almost all foreign countries authorized only a single carrier, often a state owned monopoly, to provide telecommunications services. In light of the disparate bargaining positions of the United Stated carriers, the FCC imposed certain requirements to try to minimize the opportunities that dominant foreign telecommunications providers would have to counterpoise one United States carrier against another. These policies include the International

Settlement Policy, which requires that rates of all carriers be uniform on parallel routes and that traffic received by a United States carrier from a foreign carrier must be proportional to the traffic the United States carrier terminates to a foreign carrier. The Company currently has no agreements with foreign carriers providing for the handling of switched calls.

     On August 8, 1997 the FCC adopted an order reducing the settlement rates paid between foreign and domestic carriers for termination of international calls. Although the details of the order are not yet public, it is intended to reduce the cost of international calls. This decision could have a substantial effect on the Company's revenues, but it is impossible to guess the exact nature of that effect until the order is actually implemented.

     For more than six years, the FCC has been considering the implementation of a system whereby a caller could make a long distance call from any publicly available telephone and have the call automatically routed over the long distance telephone network of the caller's choice. The concept, called Billed Party Preference ("BPP"), would necessitate that each local telephone company have access to a data base that could match every U.S. calling card and telephone number to a preferred long distance company and be able to route each long distance call accordingly. Implementation of BPP or a similar system could potentially have a major impact on U.S. operator services companies such as ATSI-Canada that depend on telephones presubscribed, or routed, directly to their network. Although the FCC continues to consider the adoption of BPP, it is not likely to be operational in the near term. Moreover, less than 25% of the Company's revenues were generated from such calls during the year ended July 31, 1996, and this percentage is expected to decease in the future as the volume of international calls continues to increase. The Company cannot predict when and if any final ruling will be issued by the FCC relating to BPP, but the Company does not expect any ruling on BPP to be implemented in the near future. See "Notes to Consolidated Financial Statements--Note 18."

     STATE.

     The intrastate, long distance telecommunications operations of the Company are also subject to various state laws, regulations, rules, and policies. Currently, the Company is certified and tariffed to provide service in 23 states. Additionally, the Company provides service in certain states that do not require certification or registration of any type. Many state regulatory bodies, however, require the filing of informational tariffs concerning operator services and require written and/or verbal identification of the operator service provider on each call processed. The Company is currently in the process of making the appropriate filings for these informational tariffs in order to maintain compliance with these jurisdictional requirements.
Ultimately, the Company intends to obtain authorization in all states that require certification or registration. The vast majority of states require the Company to apply for certification to provide telecommunications services before commencing intrastate service and to file and maintain detailed tariffs listing the rates for intrastate service. Many states also impose various reporting requirements and require prior approval for all transfers of control of certified carriers, assignments of carrier assets, carrier stock offerings, and the incurrence by carriers of certain debt obligations. In some states, prior regulatory approval may be required for acquisitions of telecommunications operations.

     FOREIGN.

     On June 7, 1995, the SCT, the entity responsible for governing telecommunications services in Mexico, wrote into law the method by which companies could apply for concessions and licenses to establish and operate telecommunications services businesses in Mexico. This was, effectively, the first step in the deregulation of the telephone industry in Mexico. The SCT also formalized the methods by which companies such as ATSI-Canada may compete against Telmex, the privately owned telecommunications monopoly in Mexico. ATSI-Mexico has applied for several licenses to provide various telecommunications services in Mexico. ATSI-Mexico received certain of such concessions and licenses during fiscal 1997, and believes that the receipt of such concessions and licenses will enable the Company to expand its call services in Mexico.

     The Company provides international services by either reselling the services of other carriers or by entering into direct operating or transit agreements with PTTs. Generally, PTTs are state-owned and operated monopolies. Although the services currently provided by the Company are not directly subject to the laws of other countries, the foreign carriers with whom the Company conducts business are subject to those laws. Consequently, any changes to the laws of a country served by the Company could have a material adverse effect on the Company.

EMPLOYEES

     At September 30, 1997, the Company (excluding Computel) had 120 full-time employees, of whom 13 are operators, 23 are sales and marketing personnel and 84 perform administrative functions, and 27 part-time employees, 26 of whom are operators. Of the foregoing, 55 were employed by ATSI-Mexico. The Company believes its future success will depend on its continued ability to attract and retain highly skilled and qualified employees. The Company considers its employee relations to be good. None of the Company's employees is represented by unions.

     At September 30, 1997, Computel had 437 full-time employees and 13 part-time employees.

RISK FACTORS

     In addition to the matters set forth in the foregoing discussion of the Company's business, the operations and financial performance of the Company are subject to the risks described below.

RISKS RELATING TO OWNERSHIP OF COMPANY SECURITIES

     ISSUANCE OF ADDITIONAL SHARES. The Company currently has outstanding warrants to purchase 14,459,942 shares of Common Stock and options to purchase 4,383,000 shares of Common Stock at a weighted average price of $0.58 per share. In view of the Company's potential continuing cash needs for working capital and capital expenditures, it may be necessary to sell additional debt or equity securities. The sale of additional equity or convertible debt securities and the exercise of warrants or options will result in dilution to the Company's shareholders and could adversely affect the prevailing market price of the Common Stock.

     NO DIVIDENDS. The Company intends to retain any future earnings for use in its business and does not anticipate paying any dividends on its Common Stock in the near future. See "Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters."

     ABSENCE OF EFFICIENT PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE.
The Company's Common Stock is currently traded on the Canadian Dealing Network. The Canadian Dealing Network may not provide for an active public market for the Common Stock and there can be no assurance that an active trading market for the Common Stock will develop or, if developed, that it will be sustained. The market price of the shares of Common Stock could be subject to significant fluctuations in response to variations in results of operations and other factors. Developments affecting the telecommunications industry generally, including national and international economic conditions and government regulations, could also have a significant impact on the market for the Company's Common Stock.

     SECONDARY TRADING OF COMMON STOCK. The Company currently intends to take all reasonable action to permit secondary trading in the United States (on the NASDAQ Electronic Bulletin Board or, upon application and subject to meeting the requisite criteria, the NASDAQ SmallCap Market) of the Common Stock registered pursuant to this Registration Statement; however, there can be no assurance that secondary trading of the Company's Common Stock registered hereby will ever be permitted in all states or any state of the United States.


RISKS RELATING TO THE COMPANY

     LIMITED OPERATING HISTORY; HISTORY OF LOSSES; NEED FOR CAPITAL; REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS. The Company has a limited operating history, has incurred significant losses from operations since its inception and has had working capital deficits in the past. In addition, the Company had negative cash flows from operations during fiscal 1994, 1995, 1996 and 1997. Since its formation, the Company has financed its operations almost exclusively through private sales of securities. There can be no assurance that the Company will ever attain profitable operations or will be able to generate future revenue levels to support operations or recover its investment in property and equipment. Financing from private sources could continue to be required to fund the Company's capital commitments and operations and is likely to continue to be required to fund the Company's expansion. These matters raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon the ongoing support of its stockholders and customers and could continue to be dependent upon its ability to obtain financing from private sources. There can be no assurance that additional capital will be available to the Company from any source or that, if available, it will be on terms acceptable to the Company. The unavailability of capital could materially and adversely affect the Company's ability to implement development plans for its operations and could result in the Company's inability to continue as a going concern. The independent public accountant's report on the Company's consolidated financial statements appearing elsewhere in this Registration Statement on Form 10 contains an explanatory paragraph regarding the Company's ability to continue as a going concern. See Report of Independent Public Accountants contained in, and Note 2 to, the Financial Statements appearing elsewhere in this Registration Statement on Form 10. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     FAILURE TO ACHIEVE ANTICIPATED GROWTH. Although the Company believes that its infrastructure relative to long distance call services and network management services is relatively complete and capable of handling substantial amounts of traffic, the Company's business development plans are currently in the initial stages. The Company believes that the markets it serves with respect to long distance call services and network management services have the potential to grow significantly in the future. Accordingly, the Company expects that the volume of international long distance calls handled and volume utilization relative to its network management services will increase as its development plans are implemented. There can be no assurance such market growth will occur and, due to its limited liquidity and capital resources and other matters affecting operations, there can be no assurance that such volume increases will be realized and, if so, when.

     COMPETITION. The telecommunications industry is intensely competitive. Many of the Company's existing competitors have far more financial, marketing and other resources and experience than the Company. In addition, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. There can be no assurance that the Company will be able to compete successfully with existing or new competitors or that competitive pressures faced by the Company will not materially and adversely affect its business, results of operations or financial condition. For a more detailed discussion regarding competition, see "Business--Competition."

     RELIANCE ON KEY PERSONNEL. The Company's success depends to a significant extent on a small number of key technical and managerial personnel, the loss of any one of which could have a material adverse effect on the Company's operations. The Company believes that its future success will also depend in part upon its ability to attract and retain highly skilled technical and managerial personnel. Competition for such personnel is intense. On May 10, 1994, the Company purchased a $500,000 life insurance policy on Arthur L. Smith, naming the Company as beneficiary. There can be no assurance that the Company will be successful in attracting and retaining the personnel it requires to grow and attain profitability.

     POSSIBLE UNAVAILABILITY OF LEASED TRANSMISSION FACILITIES. The Company believes it has ample access to leased transmission facilities at cost-effective rates and expects to continue to have such access in the foreseeable future because technological improvements in recent years have increased the capacity of existing digital fiber optic and satellite-based transmission facilities. There can be no assurance, however, that such leased facilities will be available to the Company at cost-effective rates in the future.

     RISK OF DAMAGE, LOSS OR MALFUNCTION OF SATELLITE. The loss, damage or destruction of any of the Solidaridad satellites as a result of military actions or acts of war, anti-satellite devices, electrostatic storm or collision with space debris, or a temporary or permanent malfunction of any of the Solidaridad satellites, would likely result in a short-term interruption of service which could adversely affect the Company's operations, and possibly materially. The Company believes that suitable arrangements could be obtained with other satellite operators to provide satellite transmission capacity, although there can be no assurance that the interruption of service would not have a materially adverse effect on the Company's operations.

     TECHNOLOGICAL CHANGE AND NEW SERVICES. The telecommunications industry has been characterized by steady technological change, frequent new service introductions and evolving industry standards. The Company believes that its future success will depend on its ability to anticipate such changes and to offer on a timely basis market responsive services that meet these evolving industry standards. The Company has constructed its San Antonio, Texas network control center/teleport using state-of-the-art digital satellite communications equipment, and built the network operating system modularly to enable it to expand telecommunications capacity quickly, on an as-needed basis. However, there can be no assurance that the Company will have sufficient resources to make the investments necessary to acquire new technology or to introduce new services that would satisfy an expanded range of customer needs.

     SERVICE INTERRUPTIONS; EQUIPMENT FAILURES. The Company's business requires that transmission and switching facilities and other equipment be operational 24 hours per day, 365 days per year. Long distance telephone companies such as the Company on occasion may experience temporary service interruptions or equipment failures, in some cases resulting from causes beyond their control. Any such event experienced by the Company would impair the Company's ability to service its customers and could have a material adverse effect on the Company's operations. The Company's Control Center is, however, protected through an uninterruptable power supply system which, upon commercial power failure, utilizes battery back-up until an on-site generator is automatically triggered to supply power.

     INCREASED EXPENDITURES FOR ANTICIPATED EXPANSION. To facilitate and support the growth anticipated in its business, the Company anticipates that it will be required to spend increased amounts on personnel, equipment and facilities. There can be no assurance that the Company will have sufficient funds to support any such growth or expansion, which could adversely affect the Company's operations.

     CUSTOMER ATTRITION. The Company believes that a certain level of customer attrition is common in the long distance call services industry. Although the Company has not experienced significant attrition in its various businesses, the Company's historical levels of customer attrition may not be indicative of future attrition levels, and there can be no assurance that any steps taken by the Company to counter increased customer attrition would accomplish the Company's objectives. In addition, recent acquisitions and consolidations in the telecommunications industry have resulted in, and may in the future result in, the loss of customers by the Company because of the acquisition of these customers by large companies that have existing contractual relationships with the Company's competitors.


RISKS OF LATIN AMERICAN OPERATIONS

     GENERAL. The majority of the Company's international operations are currently being conducted in Mexico. As a result, such operations are subject to political, economic and other uncertainties, including, among others, risk of war, revolution, expropriation, renegotiation or modification of existing contracts, communications regulations, standards and tariffs, taxation policies, licensing requirements, as well as international monetary fluctuations which may make payment in U.S. dollars more expensive for foreign customers and other uncertainties and trade barriers. Consequently, the Company may encounter unforeseen difficulties in conducting operations in Mexico, including but not limited to the risks set forth below. The Company also conducts limited operations in other countries within Latin America and, as the Company expands further in these and other Latin American markets, all of the foregoing factors and risks set forth below could also apply to a greater or lesser extent to operations conducted by the Company in such other countries.

     CHANGES IN EXCHANGE RATES. The Company's international operations will subject it to various government regulations, export controls, and the normal risks involved in international operations and sales. Substantially all of the Company's revenue to date has been received in US dollars; however, ATSI-Mexico conducts some limited business in Mexican pesos. Any decline in the value of the Mexican peso against the US dollar will have the effect of decreasing the Company's earnings when stated in US dollars. The Company currently does not engage in any hedging transactions that might have the effect of minimizing the consequences of currency fluctuations (which are presently immaterial) and does not intend to do so in the immediate future.

     LEGAL FRAMEWORK GOVERNING COMMUNICATIONS OPERATIONS. Since its inception, the Company's near-term strategy has been to position itself to take advantage of the deregulation of the Mexican telecommunications industry. In 1990, the Mexican government established August 10, 1996 as the date on which Telmex would lose its status as the only legal provider of long distance services within Mexico.

Company management believed, and continues to believe, that significant opportunities to provide call services within Mexico and between Mexico and other countries will arise with the demonopolization of Telmex. Until June 1995, the Company and its competitors operated in an environment within Mexico which had few, if any, government regulations that addressed what services could legally be provided, and who could provide such services. However, in June 1995 the SCT, the Mexican governmental agency charged with oversight of the Mexican telecommunications industry, wrote into law the methods by which companies could apply for concessions and licenses to establish and operate telecommunications services businesses within Mexico. This law was effectively the first step in establishing the framework under which companies could compete against Telmex. The Company believes that the entrance of newly-concessioned carriers into the Mexican long distance market will provide for a more competitive telecommunications market within Mexico, and will lower the cost of doing business within Mexico for call service providers such as the Company. ASTI-Mexico has applied for and obtained certain licenses, which the Company believes will enable it to expand the scope of services that it currently provides in Mexico. However, there can be no assurance that the deregulation of the Mexican telephone industry will continue and, if so, that such deregulation will occur to an extent that will provide the Company with sustained lower costs or opportunities to provide additional call services within Mexico and between Mexico and other countries, nor can there be any assurance that the licenses obtained by ATSI-Mexico will enable the Company to expand operations within Mexico. If future regulations promulgated by the SCT are unfavorable to the Company's business, the Company could be materially adversely affected.

     CHANGES IN LAWS. Changes in laws applicable to the Company's business, including income tax laws, communications laws, foreign investment laws and currency exchange laws could materially adversely affect the Company's operations. Recently, certain changes in some laws have been implemented which the Company believes will improve its operations and enable it to expand its business, particularly in Mexico. There can be no assurance, however, that subsequent changes in such laws will not have a material adverse effect on the Company.

     POLITICAL INSTABILITY. The political and economic instability in Mexico and other countries in Latin America could result in the adoption of new policies, lead to trade disputes or impede the access of the Company to sources of financing for its operations in the future, any of which could materially adversely affect the Company. The Company has no insurance against political instability.

     UNCERTAIN OPERATING CONDITIONS. The Company believes that, through its own resources and those of potential joint venture partners and available independent contractors, it will have adequate access to the equipment, personnel, communications service organizations and technical expertise necessary to conduct future operations in Mexico and other countries in Latin America. However, if any of the Company's understandings or assumptions change or prove inaccurate, the Company's operations could be materially adversely affected.

ITEM 2.  FINANCIAL INFORMATION.

A.       SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data set forth below for the period from inception (December 17, 1993) to July 31, 1994 and the years ended July 31, 1995, 1996 and 1997 have been derived from the Company's consolidated financial statements appearing elsewhere in this Registration Statement on Form 10.

  The independent accountant's report on the Company's consolidated financial statements appearing elsewhere in this Registration Statement on Form 10 contains an explanatory paragraph regarding the Company's ability to continue as a going concern. See Report of Independent Public Accountants contained in, and
Note 2 to, the Financial Statements appearing elsewhere in this Registration Statement on Form 10. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" and "Business - Risk Factors." The selected consolidated financial data presented below should be read in conjunction with the Company's consolidated financial statements included elsewhere in this Registration Statement on Form 10, the notes thereto and the information set forth under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." The Company's consolidated financial statements have been prepared on the accrual basis of accounting in conformity with U.S. GAAP. The following data is presented in U.S. dollars.


                                                Period from
                                                Dec. 17, 1993           Years ended July 31,
                                                  through               -------------------
                                               July 31, 1994*     1995        1996            1997
                                               --------------    -------     -------        --------


                                                      (In thousands of $, except per share data)
CONSOLIDATED STATEMENT OF OPERATIONS
 DATA:
Operating revenues:
   Long distance services......................      $  110     $ 4,470     $10,807        $ 13,966
   Network management services.................         132         318       2,668           2,262
                                                     ------     -------     -------        --------
     Total operating revenues..................         242       4,788      13,475          16,228
                                                     ------     -------     -------        --------
Operating expenses:
  Cost of services.............................         201       4,061      10,833          12,792
  Selling, general and administrative..........         373       2,536       4,430           7,047
  Depreciation and amortization................          11         141         281             591
                                                     ------     -------     -------        --------
     Total operating expenses..................         585       6,738      15,544          20,430
                                                     ------     -------     -------        --------
Loss from operations...........................        (343)     (1,950)     (2,069)         (4,202)
                                                     ------     -------     -------        --------
Net loss.......................................      $ (343)    $(2,004)    $(2,205)         (4,695)
                                                     ======     =======     =======        ========
Per share information:
  Net loss.....................................      $(0.04)    $ (0.14)    $ (0.11)       $  (0.18)
                                                     ======     =======     =======        ========
Weighted average common shares outstanding.....       9,146      13,922      19,928          26,807



                                                July 31, 1994           July 31, 1995     July 31, 1996     July 31, 1997
                                                -------------           -------------     -------------     -------------

CONSOLIDATED BALANCE SHEET DATA:
Working capital (deficit).........................   $  114                  $ (446)          $(592)            $   195
Current assets....................................      344                   1,088           1,789               5,989
Total assets......................................    1,049                   2,766           4,348              15,821
Long-term obligations, including current
    portion.......................................        0                     133             604               3,912
Total stockholders' equity........................      819                   1,231           1,629               6,936
----------------

* Represents the period from the date of organization of Latcomm International Inc., an Alberta, Canada corporation ("Latcomm"), which amalgamated with Willingdon Resources Ltd., an Ontario, Canada corporation ("Willingdon"), in May 1994 (the "Amalgamation") to form American TeleSource International Inc., through July 31, 1994, the date of the Company's fiscal year end. The Amalgamation was accounted for as a recapitalization of Latcomm, and, with the exception of an approximately $55,000 liability of Willingdon (see Note 1 to the Financial Statements appearing elsewhere in this Registration Statement on Form 10), the financial data utilized for the period from Dec. 17, 1993 until the Amalgamation were derived solely from Latcomm's financial statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Registration Statement on Form 10. The Company's historical financial statements have been prepared on an accrual basis in accordance with U.S. GAAP, and the financial information utilized in the following discussion and analysis is presented in U.S. dollars.

OVERVIEW

     Upon its inception in December 1993, the Company's near-term strategy was to position itself to take advantage of business opportunities that it felt would arise with the deregulation of the telecommunications industry within the countries of Latin America. Because most of the Latin American countries were served by telecommunications monopolies, the Company's management felt that such markets were under served. Given the fact that many Latin American countries had already scheduled the demonopolization of their telecommunications providers, the Company believed that opportunities would become available to provide those markets with U.S. standards of products and services in the near future.

     The Company focused the majority of its initial efforts within Mexico. The scheduled demonopolization of Telmex, the telecommunications monopoly within Mexico, was written into law in 1990. By law, Telmex was officially scheduled to lose its status as a monopoly on August 10, 1996. The Company assembled a primarily bilingual, bicultural workforce which had telecommunications experience in order to build a customer base within Mexico prior to August 10, 1996, so that the Company could take maximum advantage of the opportunities it felt would arise with the demonopolization of Telmex.

     The Company began providing international telecommunications networks for voice, data, fax and video transmission ("network management services") via satellite between the United States and Mexico in April 1994, and began providing international call services ("call services") from Mexico to the United States in May 1994. Network management services consist of retail-priced communication networks typically provided to large corporate customers needing a reliable form of communications between facilities in the United States and Mexico. These networks are provided utilizing the Company's Switching/Operator Facility. The Company provides fiber optic integration into U.S.-based private and public telecommunications networks from the customer's premises in Mexico via the San Antonio, Texas Switching/Operator Facility. The Company considers itself to be the owner of that portion of the network from the customer's premise to the point at which the signal is integrated into a third party's network in the United States. Network management services typically produce less revenue than call services, but at relatively higher margins.

     The Company has historically provided call services primarily to U.S. citizens traveling in Mexico who desire a convenient method of placing and billing a call to the United States while within Mexico. These services are provided utilizing the Company's Switching/Operator Facility. The calls are primarily generated from "Charge-a-Call" phones owned by the Company and placed in major tourist or resort areas of Mexico. By simply lifting the handset on such a phone, a tourist automatically accesses one of the Company's operators in San Antonio, who assists the caller in placing the call. Call services typically generate higher revenues as compared to network management services, but at relatively lower margins. The Company's management believed (and still believes) that, as the regulatory environment continued (and continues) to evolve in Mexico and other Latin American countries, the Company would eventually be able to utilize its satellite-based network infrastructure to carry its own international long distance call services at a substantial cost savings as compared to its competitors.

     The Company has also historically provided call services domestically within the United States, but has done so only on a demand basis. The Company does not maintain a direct sales force for domestic calling within the United States. In June 1995, the Company began providing call services to Brazilians traveling within the United States desiring a convenient method of placing and billing a call to Brazil. In October 1995, the Company began providing international call services from within Jamaica. In July 1997, the Company began providing services to and from Costa Rica.

     Utilizing a small direct sales force and independent marketing representatives, the Company increased monthly revenue from approximately $17,000 during April 1994 to approximately $1.1 million in July 1996, the month before Telmex officially lost its status as a monopoly. The majority of this growth came from the provision of call services domestically within the United States and internationally from within Mexico, which together represented 80% of total revenue for fiscal 1996. Revenue from call services originating in Mexico accounted for 63% of total call services revenue for fiscal 1996, in spite of the fact that the Company operated in a noncompetitive environment prior to the demonopolization of Telmex. These revenues were produced almost exclusively from approximately 400 Charge-a-Call phones owned by the Company and installed in resort cities of Mexico.

     One of the primary costs associated with providing international call services from Mexico to the United States is the cost of transporting the call from its point of origin in Mexico to the Company's Switching/Operator Facility. Although the Company contracted with major U.S. carriers to provide this service, Telmex did not have a legal obligation to allow those carriers to provide such services prior to August 10, 1996, and on occasion refused to do so. When it did allow such services to be provided, Telmex based its rates to
the carriers on retail prices charged to consumers in Mexico.   Telmex had the
ability to raise these rates, and did so frequently. As a result, from inception through August 10, 1996 the Company experienced high, unstable and often increasing costs in connection with its international long distance traffic. During fiscal 1996, the Company paid as much as $1.60 per minute to transport calls from Mexico to its Switching/Operator Facility.

     Subsequent to August 10, 1996, at least twelve different carriers received concessions from the Mexican government to compete against Telmex. The result was a newly formed, competitive telecommunications market within Mexico. In order to reduce its dependency on Telmex, increase the reliability of its services, and to reduce the costs of providing international calls from within Mexico, the Company began negotiations with the newly concessioned carriers. In November 1996, the Company signed an interconnection agreement with Investcom, one of the newly concessioned carriers. This agreement calls for a maximum per minute price to carry calls from Mexico to San Antonio, Texas of $0.48 per minute, and provides for further discounts based on increasing call volumes. However, Investcom did not possess the switch capacity in Mexico to process the Company's long distance traffic until May 1997. As a result, the Company did not begin processing any of its traffic at the lower per minute cost until that date. Prior to May 1997, the Company's international call services from within Mexico were still dependent upon Telmex.


     In April 1996, GlobalSCAPE, Inc. ("GlobalSCAPE") was formed as a wholly-owned subsidiary of ATSI-Texas. Based in San Antonio, Texas, GlobalSCAPE was formed for the purpose of implementing Internet related strategies which may, or may not, be complimentary to the Company's core business of telecommunications. Since inception, GlobalSCAPE's revenues, primarily attributable to sales of Internet productivity tools (such as CuteFTP, a copyrighted file transfer protocol software which GlobalSCAPE has an exclusive license to sell and distribute), have been insignificant. Although GlobalSCAPE assists the Company with maintenance of its Web page and other Internet related activities, it is the Company's present intention that GlobalSCAPE operate autonomously, generating substantially all funds for its development and expansion internally from its own operations or externally from independent third parties.

     In May 1997, the Company purchased 55% of the outstanding shares of Computel. See "Business--Services-Casetas." In late August 1997, the Company purchased the remaining 45% of Computel's outstanding shares. The purchase price for 100% of the shares of Computel was $3.6 million consisting of 2,715,545 shares of Company Common Stock, $1.1 million in cash, and the forgiveness of a note receivable evidencing an obligation owed by Computel to the Company in the amount of approximately $700,000. As the Company acquired majority ownership effective May 1, 1997, the Company recorded 100% of the net assets and liabilities of Computel as of that date. The Company's consolidated financial statements for the period from May 1, 1997 to July 31, 1997 include the impact of the 45% minority ownership interest.

     The Company's consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred losses since inception. Additionally, the Company has had recurring negative cash flows from operations. The foregoing factors raise substantial doubt about the Company's ability to continue as a going concern. For the reasons stated in Liquidity and Capital Resources and subject to the risks referred to in Liquidity and Capital Resources and elsewhere in this Registration Statement on Form 10, the Company expects improved results of operations and liquidity in fiscal 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Risk Factors--Limited Operating History; History of Losses; Need for Capital; Report of Independent Public Accountants."

RESULTS OF OPERATIONS

     The following table sets forth the Company's results of operations in dollar amounts and as a percentage of total revenues for the years ended July 31, 1995, 1996 and 1997.


                                                          Year Ended July 31,
                                    ----------------------------------------------------------

                                          1995                  1996                 1997
                                    ----------------------------------------------------------

                                      $        %             $        %           $        %
                                    ---------------         --------------       -------------
                                                     (In thousands of $)


Call services                       $  4,470    93%         $ 10,807    80%      $13,996    86%

Network management
   services                              318     7%            2,668    20%        2,262    14%
                                    --------               ---------           ---------

Total operating revenues               4,788   100%           13,475   100%       16,228   100%


Cost of services                       4,061    85%           10,833    80%       12,792    79%

Selling, general &
   administrative                      2,536    53%            4,430    33%        7,047    43%

Depreciation and
   amortization                          141     3%              281     2%          591     4%
                                    --------               ---------           ---------

Operating loss                        (1,950)  (41%)          (2,069)  (15%)      (4,202)  (26%)

Minority interest                          -     -                 -     -           (48)    -
                                    --------               ---------           ---------

Other income (expense)                   (54)   (1%)            (136)   (1%)        (445)   (3%)
                                    --------               ---------           ---------

 Net loss                            ($2,004)  (42%)         ($2,205)  (16%)      (4,695)  (29%)
                                    ========               =========           =========

Year Ended July 31, 1997 Compared to Year Ended July 31, 1996

     Operating Revenues. Operating revenues increased approximately $2.8 million, or 20%, due mainly to increased revenues from call services. Approximately $1.4 million of revenues in fiscal 1996 were attributable to the sale and installation of a large network in Mexico to one of Mexico's largest milk producers. Subsequent to completing the sale and installation of the network, the Company began recognizing monthly revenues from the management of the network. The sale and installation of such a large network is not considered to be of a recurring nature by the Company; however, management of this and other networks is considered to be a recurring source of revenues for the Company. GlobalSCAPE had revenues of $500,000 in fiscal 1997, representing less than 4% of the Company's consolidated revenues.

     Operating revenues from call services increased 29%, or approximately $3.2 million, due primarily to increased call volumes from international call services provided from hotels and resorts in Jamaica, increased call volumes attributable to the Company's Brazilian calling card product, and the inclusion of Computel's revenues attributable to call services provided by Computel during the last quarter of fiscal 1997 (which represented approximately $1.4 million of consolidated revenues in fiscal 1997). Revenues from international calls originating in Mexico increased 5%, while call volumes and related revenues from calls originating and terminating domestically within the U.S. remained relatively constant between periods. Although the Company continued to install Charge-a-Call telephones in Mexico throughout fiscal 1997, the number of calls per phone decreased slightly. The Company believes this is due to increasing costs to the consumer. The Company began to lower the price per call to the consumer from certain telephones in the first quarter of fiscal 1998 based on the decrease in the Company's cost of providing these calls through its agreement with Investcom, and believes that it will be able to generate a higher volume of calls per phone by doing so. However, there can be no assurance that it will be able to do so. The increased volume of calls relating to Jamaica and Brazil increased the number of international calls processed by the Company as compared to domestic calls processed entirely within the United States. Because international calls typically generate higher revenues on a per call basis than domestic calls, the average revenue per completed call processed by the Company increased from $14.93 for fiscal 1996 to $17.88 for fiscal 1997.

     Excluding the $1.4 million of revenues recognized in fiscal 1996, attributable to the sale and installation of the network to the Mexican milk producer, revenues from network management services increased approximately $596,000, or 67%. This increase was largely due to recurring revenues from the Mexican milk producer and Investcom commencing in the early and latter part, respectively, of fiscal 1997.

     Cost of Services. Cost of services increased approximately $2.0 million, or 18%, resulting in an increase in the Company's overall gross margin from 20% in fiscal 1996 to 21% in fiscal 1997. If the approximately $1.4 million in revenues and the $960,000 in costs related to the sale and installation of the network to the Mexican milk producer were excluded from the Company's results for fiscal 1996, the Company's gross profit percentage would have been 18% for fiscal 1996.

     The increase in cost of services was primarily attributable to the increased volume of calls handled by the Company from Jamaica to the U.S. and from the U.S. to Brazil, the inclusion of Computel's cost of services for the last quarter of fiscal 1997, and rising costs associated with transporting calls from Mexico to the Company's Switching/Operator Facility in San Antonio, Texas. Although Telmex officially lost its status as a monopoly on August 10, 1996, Investcom was not allowed connectivity to Telmex's local network in Mexico until January 1997 and did not have the switch capacity in Mexico to process the Company's traffic until May 1997. As a result, the Company was unable to commence processing any of its traffic at lower per-minute costs until May 1997. Subsequent to May 1997, the public phones serviced by the Company in Mexico were frequently only able to access the Company's operator center utilizing a cellular connection since local connectivity had not yet been provided by Telmex. This added a per-minute air time charge to the Company's cost of transmitting calls from Mexico, resulting in a decline in the gross profit margin on international calls transmitted from the Company's public phones in Mexico.

     The Company expects its gross profit margin to improve (a) as it begins to process more of its calls through Investcom; (b) as Telmex begins supplying local connectivity for the Company's public phones in Mexico thereby eliminating the need for cellular connection and the associated per-minute charges; (c) due to operating efficiencies anticipated to be obtained as a result of its acquisition of Computel (see "Business--Services-Casetas"); and (d) due to its anticipated ability to reduce commission costs paid to independent marketing representatives as a result of steps it has taken to obtain more business in Mexico directly instead of through independent marketing representatives.

     Selling, General and Administrative ("SG&A"). SG&A expenses rose 58%, or approximately $2.6 million. If the revenues related to the sale and installation of the network to the Mexican milk producer in fiscal 1996 were excluded, SG&A expenses would have increased as a percentage of overall revenues from 37% to 43%. The increase in SG&A expense is almost entirely due to expanded operations within Mexico and the inclusion of Computel's SG&A expense for the last quarter of fiscal 1997. ATSI-Mexico had less than five employees at the beginning of fiscal 1996 as compared to 36 employees at the end of fiscal 1997. Computel operates 134 casetas in approximately 72 cities throughout Mexico, and has approximately 430 employees. Because the Company expects the majority of its growth in fiscal 1998 to come from the provision of call services within Mexico, it expects SG&A expenses to continue to grow, but at a slower rate than revenues, although there can be no assurance that such will be the case.

     Depreciation and Amortization. Depreciation and amortization increased approximately $310,000 or 110%, due primarily to approximately $2.1 million in fixed asset additions principally for the development of the Company's teleport facilities in San Antonio, Texas, Cancun and Mexico City, Mexico, and San Jose, Costa Rica; the acquisition of intelligent payphones; and the inclusion of Computel's depreciation attributable to the acquisition of Computel.

     Other Income (Expense). Other income (expense) increased to a net expense of approximately $445,000 primarily as a result of interest expense incurred on capital lease obligations and convertible notes issued in 1997.


Year ended July 31, 1996 Compared to Year Ended July 31, 1995

     Operating Revenues. Operating revenues increased approximately $8.7 million, or 181%, due largely to increased revenues from call services.

     Operating revenues attributable to call services represented approximately $6.3 million, or 72%, of the approximate $8.7 million increase in operating revenues. The number of operator service calls handled by the Company increased to approximately 724,000, as compared to approximately 311,000, representing an overall increase in call volume of 133%. The number of calls handled by the Company which originated in Mexico and terminated in the United States and which originated and terminated in the United States decreased slightly as a percentage of total calls from 29% and 70%, respectively, to 26% and 66%, respectively. These decreases were offset by growth attributable to other call services, including call services to Brazil and from Jamaica, some of which were offered for the first time during fiscal 1996,.

     In June 1995, the Company began distributing calling cards to Visa cardholders issued by the Bank of Brazil. These cards may be used by Brazilians traveling outside of their native country, but primarily in the United States, for calling within the United States or to other world-wide destinations. Additionally, in November 1995 the Company began providing service to cellular telephone customers of a Mexican-based cellular company with in excess of 40,000 subscribers, which service enables subscribers to access the Company's network when traveling in the United States for the purpose of placing cellular calls domestically within the United States or internationally to Mexico. The Company also expanded its international operator services to locations in Jamaica in October 1995. Collectively, the foregoing services accounted for approximately 8% of all calls handled, and 9% of all long distance operating revenue generated, by the Company in fiscal 1996.

     Due to rising retail rates charged by Telmex during the majority of fiscal 1996 in connection with the processing of calls out of Mexico, the Company raised per minute rates charged to callers from some locations in Mexico. As a result, the average revenue per call originating in Mexico increased from $33 to $36.

     Revenues from network management services increased $2.4 million, or 739%, principally due to the sale and installation of two networks in Mexico and, to a lesser extent, to services rendered under long-term maintenance contracts.

     Cost of services. Cost of services increased approximately $6.8 million, or 167%, but decreased as a percentage of operating revenues. As a result, the Company's gross margin increased from 15% to 20%. The majority of the Company's direct costs are variable and relate to long distance services. As a result, costs increase as the Company processes more calls; however, as call volumes increase the Company is able to realize certain operating efficiencies, and to take advantage of volume discounts offered by certain carriers utilized to transport call traffic.

     Commissions paid to independent marketing representatives in Mexico, which are based on revenues, increased significantly as a result of increased revenues. In addition, the Company raised per minute rates at some locations in Mexico which resulted in a higher commission cost per call. Transmission costs are incurred on each minute of traffic carried by the Company. Although transmission costs for transporting calls from Mexico to San Antonio varied widely throughout fiscal 1996, the overall average transmission cost per call paid by the Company during fiscal 1996 as compared to fiscal 1995 decreased due to volume discounts obtained on calls regardless of their country of origin. In addition, increased call volume resulted in a greater number of calls processed per shift, thereby lowering the Company's operator cost per call.

     In fiscal 1996, the average revenue per call increased from $14.39 to $14.92, the average cost per call increased from $12.52 to $12.63, and the gross margin per call increased from $1.87 to $2.29.

     The Company's improved gross margin was also attributable to the sale and installation of two networks in Mexico, which accounted for approximately 12% of total revenues for fiscal 1996. Network management services typically produce a higher gross margin percentage as compared to long distance services due to lower costs and greater efficiencies obtained through increased service volume.

     Selling, General and Administrative. SG&A expenses rose 75%, or approximately $1.9 million; however, these expenses decreased as a percentage of operating revenues from 53% to 33%. The increase in SG&A expenses is largely attributable to an increase in the number of its employees and the acquisition of equipment and additional office space.

     Also contributing to the increase in SG&A expenses was the provision for bad debts relating to the Company's long distance revenues; however, the rate at which the Company provides for it's uncollectible long distance revenues was decreased from 8% to approximately 6.5%. Actual historical results from the local exchange carriers ("LECs"), which ultimately bill and collect the calls on behalf of the Company, indicated that bad debts were being incurred at a lesser rate than was being recorded by the Company. As a result, the rate was reduced.

     Depreciation and amortization. Depreciation and amortization increased approximately $140,000, or 99%, due to approximately $1.0 million in capital expenditures in fiscal 1996 principally for the completion of the Company's teleport facility in San Antonio, Texas and for telecommunications equipment used in connection with international call services.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception in December 1993, the Company has relied primarily on private sales of debt and equity securities (often sold together with warrants to purchase common stock) to fund its operations.

     For the year ended July 31, 1997, the Company generated negative cash flow from operations of approximately $5.5 million; however, the Company received approximately $7.6 million in cash proceeds from private sales of debt and equity securities and the exercise of warrants to purchase Common Stock. Approximately $590,000 was used for the purchase of equipment and approximately $1.5 million of fixed assets were acquired through capital lease arrangements, including a $1.7 million financing facility with IBM de Mexico used specifically for the acquisition and installation of intelligent payphones in Mexico. As of July 31, 1997, approximately $957,000 had been drawn on the IBM financing facility. The net result of the Company's consolidated cash inflows and outflows was an improvement in working capital from a deficit of approximately $195,000 at July 31, 1996 to a positive position of approximately $520,000 at July 31, 1997. Cash on hand at July 31, 1997 was approximately $1.9 million.

     Subsequent to July 31, 1997, the Company received approximately $1.1 million in cash proceeds from a private sale of equity securities and approximately $81,000 from the exercise of warrants and options. Cash of $1.1 million was used to complete the purchase of Computel in late August 1997.

     In August 1997, the Company committed to purchase approximately $1,000,000 in telecommunications equipment from a vendor. Pursuant to such commitment, the Company is obligated to pay the total amount due within 90 days after the order for the equipment is placed. The Company intends to finance the purchase of such equipment with a long term lease facility. In October 1997, the Company accepted a capital lease proposal from another company pursuant to which the Company may enter into capital leases for the acquisition (or refinancing as to a small portion) of up to $5 million in telecommunications related equipment to be used in connection with anticipated expansion of the Company's business. The Company anticipates drawing on the remaining balance available under the IBM financing facility during October 1997 in order to install additional intelligent payphones in Mexico in fiscal 1998.

     Although the Company has shown the ability to increase revenues, it has yet to attain profitable operations. The Company believes this is largely attributable to its focus on the Mexican tele-communications market. An underlying strategy of the Company since inception has been to build an infrastructure and to secure contracts within Mexico prior to the demonopolization of Telmex, in order to take advantage of the opportunities anticipated to arise as a result of such demonopolization. Specifically, the inability to attain profitable operations has largely resulted from high commission costs in connection with the development of long distance traffic originating in Mexico and the high cost of transmitting long distance traffic originating in Mexico to the Company's Switching/Operator Facility, both of which were principally attributable to an unfavorable regulatory environment in Mexico. The Company is presently hiring and training a direct sales force in Mexico and negotiating the possible acquisition of customer contracts from one of its independent marketing representatives in order to facilitate the reduction of commission costs paid to independent marketing representatives. The Company anticipates that this acquisition will close during the first or second quarter of fiscal 1998 for an approximate acquisition cost of $1.25 million to be paid partly in cash and partly in Common Stock. There can be no assurance this transaction will be completed. Additionally, commencing in May 1997, the per-minute transmission cost per international call from Mexico processed under the Company's interconnection agreement with Investcom was reduced from in excess of $1.00 to $.48. Due to technical and other requirements necessitated by the transition process, the number of international calls from Mexico processed under the interconnection agreement with Investcom has been phased in during the period from May 1997 to September 1997. At July 31, 1997, substantially all of the Company's international calls from Mexico were being processed under the interconnection agreement with Investcom. The Company is in negotiations with other companies which have recently received concessions to compete with Telmex regarding potential alternate routing for its call traffic, as well as potentially cheaper rates. There can be no assurance that these negotiations will be successful.

     The Company believes that cash on hand, cash flows expected to be generated by operations through the first quarter of fiscal 1998, its equipment financing facilities, and potential exercises of warrants could be sufficient to meet its anticipated cash needs for working capital and capital expenditures for the first quarter of fiscal 1998, although it may be necessary to sell additional equity or debt securities to satisfy working capital requirements. There can be no assurance that any warrants will be exercised or that the Company will be able to sell additional equity or debt securities. As of September 30, 1997, the Company had approximately 14.5 million warrants outstanding (all of which were in-the-money at September 30, 1997) which, if exercised on September 30, 1997, would have provided approximately $9.4 million in cash proceeds. The sale of additional equity or convertible debt securities, if any, and the exercise of warrants will result in additional dilution to the Company's shareholders.

     Based upon expected improved results in its Mexico operations, the Company believes that cash flows expected to be generated by operations in the last three quarters of fiscal 1998 could be sufficient to meet a substantial portion of its anticipated cash needs during such three quarter period. The Company's Mexico operations are expected to improve during the last three quarters of fiscal 1998 due to anticipated reduced commission costs, resulting from the replacement of independent marketing representatives with a direct sales force; reduced transmission costs, resulting from the demonopolization of Telmex and the Company's interconnection agreement with Investcom; and potential revenues from new sources, such as the wholesale provision of services to other carriers to and from Mexico utilizing the Company's satellite-based network infrastructure. The foregoing statements are forward-looking statements which are subject to certain risks and uncertainties which could cause actual results to differ materially from those set forth, including, but not limited to, changes in the Mexican political or economic environment; the adoption by Mexico of new laws or regulations, or changes effected by Mexico to existing laws or regulations affecting the communications industry generally or the Company specifically; technology changes rendering the Company's services obsolete or noncompetitive; increased or redirected competition efforts, targeting the Company's services or operations, by competitors; the inability of the Company to successfully replace its independent marketing representatives with a direct sales force or the failure of the direct sales force to produce anticipated results; the inability to generate new sources of revenue; and the risks and uncertainties set forth elsewhere in this Registration Statement on Form 10.
See "Business--Risk Factors."

     Until the Company is able to generate positive cash flows from operations or to obtain a credit facility with a financial institution, on acceptable terms, to provide sufficient working capital to attain positive cash flows, the Company will remain dependent upon private sales of debt and equity securities to and/or borrowings from stockholders and others to fund its working capital needs and cash flow deficits. There can be no assurance that the Company will ever be able to generate positive cash flows from operations or obtain a credit facility which would provide sufficient working capital to attain positive cash flows or that, if the Company continues to be unable to generate positive cash flows from operations, it will continue to be able to sell equity or debt securities and/or obtain borrowings sufficient to fund working capital needs and cash flow deficits. As a result, there is substantial doubt about the Company's ability to continue as a going concern. The independent accountants report on the Company's consolidated financial statements included elsewhere in this Registration Statement on Form 10 contains an explanatory paragraph regarding the Company's ability to continue as a going concern. See Report of Independent Public Accountants contained in, and Note 2 to, the Consolidated Financial Statements appearing elsewhere in this Registration Statement on Form 10.

INFLATION/FOREIGN CURRENCY

     Inflation has not had a significant impact on the Company's operations.

     With the exception of a portion of the contract entered into with the Mexican milk producer in April 1996 and a portion of the services provided by Computel, all of the Company's contracts to date have been denominated in, and have called for payment in, U.S. dollars. Some expenses directly related to certain contracts have been denominated in foreign currencies, primarily Mexican pesos. Such expenses consist primarily of costs incurred in transmitting long distance calls from Mexico to the Company's switching facilities in San Antonio, Texas, and payroll and other administrative costs associated with ATSI-Mexico. The devaluation of the Mexican peso over the past two years has not had a material adverse effect on the Company's financial condition or operating results. In fact, the devaluation has had certain positive effects such as favorable conversion rates in connection with the payment of certain expenses and stimulated tourism, which is a principal source of the Company's call services revenues.

SEASONALITY

     The Company's call services revenues are typically higher on a per phone basis during January through July, the peak tourism months in Mexico.

ITEM 3.  PROPERTIES.

     The Company's executive offices, principal teleport facility and control center are located at its leased facility in San Antonio, Texas, consisting of 11,819 square feet. The lease expires August 2002, and has two five-year renewal options. The Company pays annual rent of $75,287 under the lease and is responsible for taxes and insurance. Management believes its leased facilities are suitable and adequate for their intended use.

     Computel's principal offices are located in Colina Teranova in Guadalajara, Mexico, consisting of approximately 3,330 square feet. Computel has purchased such premises at a price of $880,000 payable in 20 annual payments of approximately $44,000.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of September 30, 1997, by (i) each person known by the Company to beneficially own more than 5% of such shares,
(ii) each current director of ATSI-Canada, (iii) the Named Executive Officer, and (iv) all directors and executive officers as a group, including directors and executive officers of ATSI-Texas.

                                                               Shares
                                                            Beneficially
        Name                                                  Owned(1)      Percent of Class
        ----                                                -------------   -----------------
        Arthur L. Smith(2)                                    2,956,949           7.92%
        Murray R. Nye(3)                                        365,500            *
        John R. Moses                                           100,000            *
        James McCourt(4)                                      3,352,423           8.85
        All directors and executive officers as a group
        (7 persons)(5)                                        4,396,316          11.49

-----------------------
*    Less than 1%

(1) To the knowledge of the Company, each person named in the table has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by him. Shares of Common Stock that are not outstanding but that may be acquired by a person upon exercise of options or warrants within 60 are deemed outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by such person but are not deemed outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by any other person.
(2) Includes 400,000 shares issuable upon exercise of presently exercisable options. The address of Mr. Smith is 12500 Network Blvd., Suite 407, San Antonio, Texas.
(3) Includes 150,000 shares issuable upon exercise of presently exercisable options.

(4) Includes 39,513 shares owned of record by Dr. McCourt, 2,362,910 shares owned by DKKS, LP and 950,000 shares issuable upon exercise of presently exercisable warrants held by DKKS, LP. As the general partner of DKKS, LP, Dr. McCourt may be deemed to be the beneficial owner of the shares beneficially owned by DKKS, LP. The address of Dr. McCourt and DKKS, LP is 1717 Harrison, Harlingen, Texas 78550.

(5) Includes 1,341,666 shares issuable upon exercise of presently exercisable options.
ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS.

     The following table sets forth the names, ages and positions of the directors and executive officers of ATSI-Canada and ATSI-Texas:

        Name                   Age  Position Held
        ----                   ---  -------------
        Arthur L. Smith         33  President, Chief Operating Officer and Director of
                                    ATSI-Canada and President, Chief Executive
                                    Officer and Director of ATSI-Texas
        Murray R. Nye           45  Chief Executive Officer and Director of ATSI-
                                    Canada
        John R. Moses           45  Director of ATSI-Canada.
        H. Douglas Saathoff     35  Secretary, Treasurer and Chief Financial Officer of
                                    ATSI-Canada and Secretary, Treasurer and Vice
                                    President-Finance of ATSI-Texas
        Craig K. Clement        39  Vice President-Corporate Development of ATSI-
                                    Texas
        Everett L. Waller       46  Senior Vice President-Operations and Technical
                                    Services of ATSI-Texas
        Charles R. Poole        53  Senior Vice President-Sales and Marketing of ATSI-
                                    Texas

     Arthur L. Smith has served as President, Chief Operating Officer and a director of ATSI-Canada since its formation in May 1994. From December 1993 until May 1994, Mr. Smith served in the same positions with Latcomm International Inc., which company amalgamated with Willingdon Resources Ltd. to form ATSI-Canada in May 1994. Mr. Smith has also served as President, Chief Executive Officer and a director of ATSI-Texas since December 1993. From June 1989 to December 1993, Mr. Smith was employed by GeoComm Partners, an international telecommunications firm, as director of international sales. Mr. Smith has over eight years experience in the telecommunications industry.

     Murray R. Nye has served as Chief Executive Officer and a director of ATSI-Canada since its formation in May 1994. From December 1993 until May 1994, Mr. Nye served in the same positions with Latcomm International Inc., which company amalgamated with Willingdon Resources Ltd. to form

ATSI-Canada in May 1994. From 1992 to 1995, Mr. Nye served as President of Kirriemuir Oil & Gas Ltd. From 1989 until 1992, Mr. Nye was self-employed as a consultant and Mr. Nye is again currently self-employed as a consultant. Mr. Nye serves as a director of D.M.I. Technologies, Inc., an Alberta Stock Exchange-traded company.

     John R. Moses has served as a director of ATSI-Canada since its formation in May 1994, and served as Secretary of ATSI-Canada from May 1994 until June 1996. Since 1982 Mr. Moses has served as President, Treasurer and a director of Winteroad, a publicly traded Canadian company, and has been self employed as a business consultant during the same period. Mr. Moses also served as President of Willington Resources prior to its amalgamation with Latcomn International Inc. to form ATSI-Canada.

     H. Douglas Saathoff, C.P.A., has served as Vice President, Chief Financial Officer and Treasurer of ATSI-Canada since February 1996, and Secretary since June 1996. Mr. Saathoff has also served as Vice President-Finance of ATSI-Texas since June 1994, and as Secretary and Treasurer of ATSI-Texas since October 1994. From May 1993 to May 1994, Mr. Saathoff served in the position of Chief Accountant for Santa Rosa Healthcare Corporation, a San Antonio-based healthcare corporation. From January 1990 to February 1993, Mr. Saathoff served as Financial Reporting Manager for U.S. Long Distance Corp., a San Antonio-based long distance telecommunications company. Prior to that time, Mr. Saathoff served as an accountant with Arthur Andersen LLP for approximately five years.

     Craig K. Clement has served as Vice President-Corporate Development for ATSI-Texas since August 1994. From April 1993 to July 1994, Mr. Clement served as Vice President of Corporate Development for LATelco, a wireless communications company. From February 1992 until March 1993, Mr. Clement served as Vice President of Operations for CSI Environmental, an environmental cleanup company. From August 1983 until July 1993, Mr. Clement served as President of Yucca Oil Company, an oil and gas exploration company. Mr. Clement served as a director of Geocommunications, Inc., a satellite networks company, from November 1987 to November 1991. Mr. Clement also served as a director of PANACO, a Nasdaq-traded company, from 1988 to 1993, and was a member of the compensation committee. In July 1993, Mr. Clement became unable to satisfy the personal guarantee made by him on the corporate bank notes of Yucca Oil Company and, as a result, filed for relief under Chapter 7 of the Bankruptcy Code. The obligations of Mr. Clement were discharged in the bankruptcy case.

     Everett L. Waller has served as Senior Vice President-Operations and Technical Services of ATSI-Texas since January 1997. Mr. Waller served as Senior Vice President-Operations and Sales of ATSI-Texas from August 1993 to January 1997. From May 1994 to August 1995, Mr. Waller served as Vice President-Operations of ATSI-Texas. Prior to that time, Mr. Waller served as Vice President of Technical Services of U.S. Long Distance Corp. for a period of seven years.

     Charles R. Poole has served as Senior Vice President-Sales and Marketing of ATSI-Texas since February 1997. Mr. Poole has also served as Vice President of ATSI-Delaware since February 1997. From February 1995 to January 1997, Mr. Poole served as Senior Vice President for A+ Communications, a publicly traded company, responsible for paging, cellular and telemessaging sales. From 1992 to 1994, Mr. Poole served as Division Manager, Data Documents, Inc. of Chicago, Illinois. From 1989 to 1992, Mr. Poole served as President of GeoComm Partners, a satellite-based telecommunications company located in San Antonio, providing telecommunication services to Latin America. Prior to that time, Mr. Poole was Senior Vice President of Mobilecomm, a Bell South company, for approximately five years. Mr. Poole has over fifteen years experience in the telecommunications industry.

ITEM 6.  EXECUTIVE COMPENSATION.

EXECUTIVE COMPENSATION

     Summary Compensation Table. The following table sets forth certain information concerning compensation earned during the Company's last three fiscal years by the Company's Chief Executive Officer (the "Named Executive Officer"), who represents the Company's only executive officer receiving in excess of $100,000 in total annual salary and bonus.

                           SUMMARY COMPENSATION TABLE

                                                                                    LONG TERM COMPENSATION
                                                                     -------------------------------------------------
                                       ANNUAL COMPENSATION                        AWARDS               PAYOUTS
                                    ($ EXCEPT AS INDICATED)
                                --------------------------------------------------------------------------------------
                                                           Other
                                                           Annual      Restricted     Securities             All Other
    Name and                                              Compen-        Stock        Underlying    LTIP      Compen-
    Principal              Fiscal                 Bonus    sation        Award(s)       Options/    Payouts    sation
    Position                Year    Salary ($)     ($)     ($)(1)          ($)          SARs(#)       ($)        ($)
    ---------              ------   ---------     -----   -------      ----------     ----------   -------   ---------
Arthur L. Smith(2)          1997     91,538         -         -             -          800,000        -          -
   President and Chief      1996     96,000         -         -             -              -          -          -
   Operating Officer        1995     61,813         -         -             -              -          -          -

---------------

(1) Mr. Smith received personal benefits in addition to salary; however, the Company has concluded that the aggregate amount of such personal benefits do not exceed the lesser of $50,000 or 10% of Mr. Smith's annual salary and bonus.
(2) Also serves as President and Chief Executive Officer of ATSI-Texas. Mr. Smith's compensation is paid by ATSI-Texas.

EMPLOYMENT AGREEMENTS

     Effective January 1, 1997, each of Messrs. Smith, Saathoff, Clement and Waller, and effective February 4, 1997, Mr. Poole, entered into employment agreements with ATSI-Texas, each for a period of three years (with automatic one-year extensions) unless earlier terminated in accordance with the terms of the respective agreements. The annual base salary under such agreements for each of Messrs. Smith, Saathoff, Clement, Waller and Poole may not be less than $100,000, $95,000, $92,000, $92,000 and $92,000, respectively, per annum, and is subject to increase within the discretion of the Board. In addition, each of Messrs. Smith, Saathoff, Clement, Waller and Poole is eligible to receive a bonus in such amount as may be determined by the Board of Directors from time to time. Bonuses may not exceed 50% of the executive's base salary in any fiscal year.

     Pursuant to each of Messrs. Smith's, Saathoff's, Clement's, Waller's and Poole's employment agreement, ATSI-Texas has agreed to various payment obligations in the event of termination due to death, disability, without cause or for good reason.

     Each of the employment agreements also restricts each executive from various competing and other potentially damaging activities for specified periods of time after termination of employment.

     Additionally, pursuant to and on the date each of Messrs. Smith's, Saathoff's, Clement's, Waller's and Poole's employment agreement was entered into, the Company granted to them, under the Company's 1997 Stock Option Plan, nonqualified options to purchase 800,000, 900,000, 900,000, 425,000 and 300,000 shares, respectively, of the Company's Common Stock, at an exercise price of U.S. $.58 per share, representing the fair market value of a share of Common Stock on the date of grant. Excluding Mr. Poole's option which becomes exercisable in three equal annual installments commencing on February 4, 1998, as of September 30, 1997 from one-quarter to one-half of each of the remaining options were exercisable with the balance becoming exercisable in three equal annual installments commencing on January 1, 1998. Upon the occurrence of a change in control, as defined in the respective governing option agreements, the exercisability of all such options, to the extent unexercisable, will be accelerated.

COMPENSATION OF  DIRECTORS

     Directors of the Company are reimbursed for all reasonable expenses incurred in attending each Board meeting. Non-employee directors also receive automatic annual option grants. See "EXECUTIVE COMPENSATION-1997 Stock Option Plan."

1997 OPTION PLAN

     The American TeleSource International Inc. 1997 Stock Option Plan (the "1997 Option Plan") was adopted in February 1997 by the Board of Directors of the Company and approved in May 1997 by the Company's shareholders. Under the 1997 Option Plan, options to purchase up to 5,000,000 shares of Common Stock may be granted to employees and directors of, and consultants and advisors to, the Company or any subsidiary. The 1997 Option Plan is intended to permit the Company to retain and attract qualified individuals who will contribute to its overall success. Shares that by reason of the expiration of an option (other than by reason of exercise) or which are no longer subject to purchase pursuant to an option granted under the 1997 Option Plan may be reoptioned thereunder. The 1997 Option Plan is presently administered by the Board of Directors; however, at such time as the Company becomes a reporting company under Section 12 of the Securities Exchange Act of 1934, as amended, the 1997 Option Plan will be administered by a committee (the "Committee") consisting of at least two non-employee directors. The Board of Directors or the Committee, as the case may be, will set the specific terms and conditions of options granted under the 1997 Option Plan, except to the extent predetermined under the 1997 Option Plan in the case of automatic grants to outside directors.

     Either incentive stock options or nonqualified stock options or a combination of both may be granted under the 1997 Option Plan. Non-employees may be granted only nonqualified stock options. Stock options may be granted for a term not to exceed ten years (five years with respect to a holder of 10% or more of the Company's shares in the case of an incentive stock option) and are not transferable other than by will or the laws of descent and distribution. Each option may be exercised in accordance with the terms of the option agreement under which it is granted.

     The exercise price of all options must be at least equal to 100% of the fair market value of a share of Common Stock on the date of grant or, in the case of incentive options, 110% of the fair market value with respect to any incentive option issued to a holder of 10% or more of the Company's Common Stock. The aggregate fair market value of Common Stock for which any employee may be granted incentive stock options which first become exercisable in any one calendar year may not exceed $100,000. Stock options may be exercised by payment in cash, by delivering Common Stock of the Company already owned by such optionee with an equivalent market value, or by a method in which a concurrent sale of the acquired stock is arranged, with the price payable in cash from such sale proceeds.

     The 1997 Option Plan will terminate in February 1998. Termination of the 1997 Option Plan will not alter or impair, without the consent of the optionee, any of the rights or obligations pursuant to any option granted under the 1997 Option Plan.

     As of September 30, 1997, options for 4,383,000 shares were outstanding under the 1997 Option Plan at a weighted average exercise price of $.58 and options for 1,789,663 shares were exercisable. As of September 30, 1997, 100,000 options had been exercised and 517,000 shares remained available for future option grants.

STOCK OPTION GRANTS, EXERCISES AND HOLDINGS BY NAMED EXECUTIVE OFFICER.


     Stock Option Grant Table. The following table sets forth certain information concerning options granted to the Named Executive Officer during the Company's fiscal year ended July 31, 1997.

                                    STOCK OPTION GRANT TABLE
                                                                             Potential
                                                                             Realizable
                                                                              Value of
                                                                              Assumed
                                     Individual Grants                      Annual Rates
                 ----------------------------------------------------            of
                   Number of    Percent of                                   Stock Price
                   Securities  Total Options  Exercise                     Appreciation for
                   Underlying   Granted to    Price Per                      Option Term
                    Options    Employees in     Share    Expiration             ($)(1)
Name                Granted    Fiscal Year       ($)        Date         5%           10%
--------------------------------------------------------------------------------------------
Arthur L. Smith    800,000(2)     17.29%        %0.58   Feb. 10, 2007  $291,807     $739,497

------------

(1) The 5% and 10% assumed annual compound rates of stock appreciation are mandated by the rules of the Commission and do not represent the Company's estimate or projection of future Common Stock prices. The actual value realized may be greater or less than the potential realizable value set forth in the table.

(2) One-half of such options are presently exercisable. The remaining options become exercisable in three equal annual installments commencing on January 1, 1998. The exercise price represented the market price of a share of Common Stock on February 10, 1997, the effective date of grant.

     Fiscal Year End Option Value Table. The following table sets forth certain information concerning the value of unexercised options held by the Named Executive Officer at July 31, 1997 (no options were exercised by the Named Executive Officer during the fiscal year ended July 31, 1997).

                                    FISCAL YEAR END OPTION TABLE

                   Number of Securities Underlying
                             Unexercised              Value of Unexercised In-the-Money
                     Options at Fiscal Year End(#)      Options at Fiscal Year End($)*
                     -----------------------------      -----------------------------

      Name          Exercisable      Unexercisable      Exercisable      Unexercisable
      ----          -----------      -------------      -----------      -------------
Arthur L. Smith       400,000           400,000          $596,000           $596,000

------------

* Values stated are based upon the U.S.$2.07 closing price per share on July 31, 1997, as reported by the Canadian Dealing Network, and represent the difference between the fair market value of the shares underlying the options and the exercise price of the options at fiscal year end.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company has no Compensation Committee. During fiscal 1997, Messrs. Smith, Nye and Moses, representing all of the Company's directors and the Company's President, Chief Operating Officer and Chief Executive Officer, participated in deliberations of the Board of Directors concerning executive officer compensation.

     The Company believes that the abilities of the foregoing members of the Board of Directors to make fair compensation decisions have not and will not be compromised by the relationships referred to above.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     None.

ITEM 8.  LEGAL PROCEEDINGS.

     In April 1996, the Company and Long Distance Exchange Corporation ("LDEC") entered into a litigation settlement agreement with Capital Network Systems, Inc. ("CNSI") and Teleplus, Inc. ("Teleplus") pursuant to which the parties agreed not to contract with, provide service to, benefit from, derive revenues from or solicit any customer of the other party with respect to operator-assisted long distance services from Mexico for a period of 10 months. Additionally, CNSI and Teleplus, on the one hand, and the Company and LDEC, on the other hand, agreed to submit to binding arbitration to resolve any disputes between them for a period of 22 months. There are no pending disputes between the foregoing parties.

     Neither the Company nor any subsidiary is a party to any other material pending legal proceeding.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     Since June 7, 1994, the Company's Common Stock has been traded on the Canadian Dealing Network under the symbol ATIL.CDN. The following table sets forth the high and low bid prices in Canadian dollars, as reported by the Canadian Dealing Network, for the periods indicated. The prices are also provided in U.S. dollars determined using the exchange rates based on published spot exchange rates for United States dollars. Bid quotations represent Canadian interdealer quotations without adjustment for retail markups, markdowns or commissions and do not necessarily represent actual transactions. There is no established public trading market in the United States for the Company's Common Stock.


                                                                        Price Range
                                                                 --------------------------
                                                                     High          Low
                                                                 ------------  ------------
                                                                 CDN$    US$   CDN$    US$
                                                                 -----  -----  -----  -----
        FISCAL 1996:
        First quarter..........................................  $1.20  $0.88  $0.65  $0.48
        Second quarter.........................................   1.15    .84    .65    .48
        Third quarter..........................................   1.05    .77    .85    .62
        Fourth quarter.........................................   1.25    .91    .50    .37

        FISCAL 1997:
        First quarter..........................................  $1.10  $0.80  $0.75  $0.55
        Second quarter.........................................   0.95    .69    .80    .60
        Third quarter..........................................    .95    .70    .65    .47
        Fourth quarter.........................................   3.10   2.26    .85    .61

        FISCAL 1998:
        First quarter (through October 9, 1997)................  $5.75  $4.14  $2.50  $1.75

     At October 9, 1997, there were 2,823 holders of record of the Company's Common Stock.

     The Company has never paid cash dividends on its Common Stock. The Company's current policy is to retain earnings, if any, to finance the anticipated growth of its business. Any further determination as to the payment of dividends will be made at the discretion of the Board of Directors and will depend upon the Company's operating results, financial condition, capital requirements, general business conditions and such other factors as the Board of Directors deems relevant. The Company may procure credit from third parties for additional capital for expansion and business development activities. It is likely that any credit facility procured by the Company may limit or restrict the Company's ability to pay cash dividends on its Common Stock under certain circumstances.

     There are no restrictions enforced by Canada or the Province of Ontario, Canada under which the Company is organized, on the export or import of capital which affect the remittance of dividends on the Company's securities.

     At September 30, 1997, there were 18,842,942 shares of Company Common Stock subject to outstanding options and warrants; and 23,774,657 shares of Common Stock that could be sold pursuant to Rule 144 under the Securities Act or that the Company has agreed to register under the Securities Act.

CANADIAN TAX MATTERS

     The following summary describes the principal Canadian federal income tax considerations generally applicable to a holder of the Company's Common Stock who, for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital (the "Convention") and at all relevant times, is resident in the United States and not resident in Canada, deals at arm's length with the Company, holds the Company's Common Stock as capital property and does not use or hold and is not deemed to use or hold the Common Stock in the course of carrying on business in Canada (a "United States holder").

     The following summary is based upon the current provisions of the Convention, the Canadian Tax Act, the regulations thereunder, all specific proposals to amend the Convention, the Canadian Tax Act and the regulations announced by the Minister of Finance (Canada) prior to the date hereof and an understanding of the published administrative practices of Revenue Canada, Customs, Excise and Taxation. This summary does not take into account or anticipate any other changes in the governing law, whether by judicial, governmental or legislative decision or action, nor does it take into account the tax legislation or considerations of any province, territory or non-Canadian (including U.S.) jurisdiction, which legislation or considerations may differ significantly from those described herein.

     The following summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any prospective purchaser or holder of the Company's Common Stock and no representation with respect to the Canadian federal income tax consequences to any such prospective purchaser is made. Accordingly, prospective purchasers of Common Stock should consult their own tax advisers with respect to their individual circumstances.

     Dividends. Pursuant to the Convention, dividends and amounts deemed for purposes of the Canadian Tax Act to be dividends, paid or credited on the Company's Common Stock to a United States holder will be subject to Canadian withholding tax at the rate of 15% of the gross amount of such dividends, unless the holder is a corporation resident in the United States which owns at least 10% of the voting stock of the Company, in which case the withholding tax is levied at the rate of 5% of the gross amount of such dividends paid thereafter. Pursuant to the Convention, certain tax exempt entities resident in the United States may be exempt from Canadian withholding taxes levied in respect of dividends received on the Company's Common Stock.

     Disposition of Common Stock. In general, a United States holder will not be subject to Canadian income tax on capital gains arising on the disposition of the Company's Common Stock, provided that the value of the Common Stock at the time of the disposition is not derived principally from real property (as defined in the Convention) situated in Canada.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

     Each of the following issuances of securities was made in reliance upon the exemption from registration under the Securities Act of 1933, as amended (the "Securities Act"), set forth in sections 4(2) and/or 3(b) of the Act. Such issuances were, in each case, made to a limited number of purchasers who, based upon representations made by the purchasers or facts known to the Company, were either accredited (in substantially all cases) or sophisticated, were in most cases existing stockholders, were familiar with or had access to all material information concerning the operations and financial condition of the Company, and acquired the securities for investment only and not with a view to a subsequent distribution. No general solicitation was made in connection with any such issuances.

     On November 30, 1994, the Company sold 360,000 units for $180,000. The 360,000 units consisted of 360,000 shares of Common Stock and "A" warrants to purchase an aggregate 180,000 shares of Common Stock at $0.70 per share prior to expiration on May 31, 1996 and "B" warrants to purchase an aggregate 180,000 shares of Common Stock at $1.25 per share prior to expiration on November 29, 1996. All of the foregoing warrants expired unexercised in 1996.

     On December 14, 1994, the Company sold 525,000 units for $229,950. The units consisted of an aggregate 525,000 shares of Common Stock and warrants to purchase an aggregate 262,500 shares of Common Stock at $0.66 per share prior to expiration on December 14, 1995. A commission of $12,000 was paid in shares of Common Stock to a broker/dealer in connection with the sale, along with a fee of $45,000 paid in shares of Common Stock to the Company's then Canadian counsel.

     On January 11, 1995, the Company obtained a $100,000 loan from Robert G. Watt at 12% interest, due October 1, 1997 (as extended). The note is convertible into Common Stock of the Company at the per share price of Common Stock at the time of conversion, and automatically converts into Common Stock upon a liquidity event providing the Company with net proceeds of $5 million or more. In connection with the loan, Mr. Watt was issued warrants to purchase 30,000 shares of Common Stock at $0.50 per share prior to expiration on the first to occur of (i) December 31, 1999, or (ii) a liquidity event providing the Company with net proceeds of $5 million or more.

     On April 3, 1995, the Company sold 875,000 units for $350,000. The 875,000 units consisted of an aggregate 875,000 shares of Common Stock and warrants to purchase an aggregate 875,000 shares of Common Stock at $0.50 per share prior to expiration on April 3, 1997. All of the foregoing warrants were exercised on March 30, 1997.

     On June 23, 1995, the Company sold 2,359,375 units for $943,750. The 2,359,373 units consisted of an aggregate 2,359,375 shares of Common Stock and warrants to purchase an aggregate 2,359,373 shares of Common Stock at $1.00 per share prior to expiration on June 23, 1997. Warrants to purchase 2,355,125 were exercised on June 23, 1997. In connection with the sale, warrants to purchase 342,210 shares of Common Stock at $1.00 per share prior to expiration on November 11, 1998 were issued to two individuals as a finders' fee.

     On October 25, 1995, the Company sold 100,000 units for $50,000. The 100,000 units consisted of an aggregate 100,000 shares of Common Stock and warrants to purchase an aggregate 100,000 shares of Common Stock at $2.00 per share prior to expiration on the first to occur of (i) October 25, 1997, or (ii) the expiration of 10 consecutive trading days during which the Common Stock traded at or above $3.00.

     On November 14, 1995, the Company sold 875,000 units for $472,500. The 875,000 units consisted of an aggregate 875,000 shares of Common Stock and warrants to purchase an aggregate 875,000 shares of Common Stock at $1.00 per share prior to expiration on November 14, 1998. In connection with the sale, 75,000 shares of Common Stock were issued to broker/dealers as a commission.

     On July 23, 1996, the Company sold 2,987,500 units for $1,493,750. The 2,987,500 units consisted of an aggregate 2,987,500 shares of Common Stock and warrants to purchase an aggregate 2,987,500 shares of Common Stock at $0.70 per share prior to expiration on the first to occur of (i) April 11, 1999, or (ii) the expiration of any consecutive trading days during which the Common Stock traded at or above $3.50. In connection with the sale, 241,125 shares of Common Stock and warrants to purchase 100,000 shares of Common Stock at $0.70 per share on or before April 11, 1999, were issued to broker/dealers as a commission.

     On November 19, 1996, the Company issued convertible notes for an aggregate $300,000, convertible into Common Stock at $0.55 per share. The notes were converted in full on February 28, 1997. In connection with the issuances, 54,545 shares of Common Stock were issued to a broker/dealer as a commission.

     On November 21, 1996, January 6, 1997, and July 31, 1997, the Company issued convertible notes in the principal amounts of $517,104, $177,945, and $964,531, respectively. Each note was convertible into shares of Common Stock at $0.55 per share. The three notes have been fully converted. The investor has the option to fund an additional $335,469 principal amount on or prior to 30 days after the effective date of a registration statement of the Company on Form S-4. In connection with the three notes, the Company issued warrants to purchase 568,815, 195,740, and 1,060,400 shares of Common Stock, respectively, at $0.85 per share prior to expiration two years from the date of issuance. In connection with the first two convertible note issuances, 47,000 and 20,000 shares of Common Stock, respectively, and warrants to purchase 47,000 and 20,000 shares of Common Stock, respectively, at $0.85 per share prior to expiration two years after issuance were issued to a broker/dealer as a commission. Warrants to purchase an additional 200,000 shares of Common Stock at $1.45 per share prior to expiration two years from issuance were issued in connection with the third note.

     On December 5, 1996, the Company issued 39,513 shares of Common Stock to an individual as consideration for his execution of a guaranty covering a $500,000 line of credit obtained by the Company. An additional $25,000, payable in stock, will be paid annually to such individual so long as the guaranty is outstanding. In connection with the credit facility, the Company also issued to the lender warrants to purchase 153,088 shares of Common Stock at $0.75 per share prior to expiration on June 1, 1998.

     On February 12, 1997, the Company sold 900,000 units for $450,000. The 900,000 units consisted of an aggregate 900,000 shares of Common Stock and warrants to purchase an aggregate 900,000 shares of Common Stock at $0.65 per share prior to expiration on February 27, 1998.

     On February 28, 1997, the Company sold 1,000,000 units for $500,000. The 1,000,000 units consisted of an aggregate 1,000,000 shares of Common Stock and warrants to purchase an aggregate 1,000,000 shares of Common Stock at $0.70 per share prior to expiration on the first to occur of (i) February 28, 2000, or
(ii) the expiration of ten consecutive trading days, during which the Common Stock traded at or above $3.50. In connection with the sale, 50,000 shares of Common Stock and warrants to purchase 50,000 shares of Common Stock at $0.70 per share prior to expiration on February 28, 2000 were issued to a broker/dealer as a commission.

     On February 28, 1997 and May 14, 1997, the Company issued two convertible notes for $1,950,000 and $250,000, respectively, due three years from the date of issuance, with interest at 10%. The notes are convertible at the Company's option into a series of preferred stock which has not been created or designated. For each $50,000 principal amount of convertible debt acquired, the holder was issued warrants to purchase 108,549 shares of Common Stock at $0.27 per share prior to expiration three years from date of issuance. In connection with the note issuances, the Company also issued warrants to purchase 250,000 shares of Common Stock at $0.85 per share to a broker/dealer as a commission.


     On May 1, 1997, the Company acquired a 55% ownership interest in Computel, a private Mexican company. In late August 1997 the Company acquired the remaining 45% of such company. The purchase price for 100% of the shares of Computel was $3.6 million, consisting of 2,715,545 shares of Company Common Stock, $1.1 million in cash, and the forgiveness of a note receivable evidencing an obligation owed by Computel to the Company in the amount of approximately $700,000.

     On June 10, 1997, the Company sold 200,000 units for $200,000. The 200,000 units consisted of an aggregate 200,000 shares of Common Stock and warrants to purchase an aggregate 100,000 shares of Common Stock at $2.00 per share prior to expiration on May 30, 1999.

     On July 31, 1997, the Company sold 922,558 shares of Common Stock and warrants to purchase 200,000 shares of Common Stock at $1.45 per share on or before July 31, 1999 for $1,100,000.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     The Company's authorized capital stock consists of an unlimited number of shares of Common Stock, no par value, and an unlimited number of shares of Preferred Stock, no par value. At September 30, 1997, the Company had issued and outstanding 36,918,843 shares of Common Stock. At September 30, 1997, no shares of Preferred Stock were issued and outstanding. At September 30, 1997, there were 18,842,942 shares of Common Stock subject to outstanding options and warrants, and no shares of Common Stock subject to other rights or convertible securities of the Company.

     There are no limitations, either by the laws of the Province of Ontario, Canada under which the Company is organized, or in the charter or other constituting documents of the Company on the right of foreigners to hold or vote securities of the Company.

     Common Stock

     Holders of shares of Common Stock are entitled to receive such dividends as may from time to time be declared by the Board of Directors of the Company. Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders, other than matters submitted to shareholders of another specified class or series of shares that is entitled to vote separately as a class or series. Upon liquidation, dissolution or winding up of the Company, holders of shares of Common Stock, subject to prior rights of holders of any class of shares ranking senior to the shares of Common Stock, are entitled to receive the remaining property of the Company or any other distribution of the assets of the Company for the purpose of winding up its affairs. Holders of Common Stock have no preemptive rights.

     Preferred Stock

     Shares of Preferred Stock may at any time and from time to time be issued in one or more series, to consist of such number of shares as may, before issuance of such series, be fixed by the directors by Articles of Amendment in accordance with the procedure set forth in the Business Corporation Act (Ontario) (the "Act") respecting the issuance of shares in series.

     The directors of the Company may (subject to limitations set forth in the Company's Articles of Amalgamation, as amended, and in the Act) fix by Articles of Amendment in accordance with the procedures set forth in the Act respecting the issuance of shares in series and, prior to the issuance of any shares of a particular series of Preferred Stock authorized to be issued, the designation, rights, privileges, restrictions and conditions to attach to the Preferred Stock of that particular series, including the rate of preferential dividends and whether or not the same shall be cumulative, the dates of payment thereof, the rights, if any, to participate in further dividends and other distributions made by the Company, the redemption price and terms and conditions of redemption, including the rights, if any, of the holders of the shares of Preferred Stock of such series to require the redemption thereof, the voting rights and conversion rights, if any, and any redemption fund, purchase fund or other provisions to be attached to the shares of Preferred Stock of such series.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under the Ontario Business Corporations Act, the Company may indemnify a present or former director or officer or a person who acts or acted at the Company's request as a director or officer of another corporation of which the Company is or was a stockholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of his position with the Company and provided that the director or officer acted honestly and in good faith with a view to the best interests of the Company and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. Such indemnification may be made in connection with a derivative action only with court approval. A director or officer is entitled to indemnification from the Company as a matter of right if he was substantially successful on the merits and fulfilled the conditions set forth above.

     In accordance with the Ontario Business Corporations Act, the Bylaws of the Company indemnify a director or officer, a former director or officer, or a person who acts or acted at the Company's request as a director or officer of a corporation in which the Company is or was a shareholder or creditor against any and all losses and expenses reasonably incurred by him in respect of any civil, criminal or administrative proceeding to which he was made a party by reason of being or having been a director or officer of the Company or other corporation if he acted honestly and in good faith with a view to the best interests of the Company or, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, he had reasonable grounds in believing that his conduct was lawful.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provision, the Company has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

     The financial statements and supplementary data are set forth in this Registration Statement on Form 10 commencing on page F-1.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

     (a)  FINANCIAL STATEMENTS

          Consolidated Balance Sheets as of July 31, 1996 and 1997

          Consolidated Statements of Loss for the Years ended July 31, 1995, 1996 and 1997

          Consolidated Statements of Stockholders' Equity for the Years ended July 31, 1995, 1996 and 1997

          Consolidated Statements of Cash Flows for the Years ended July 31, 1995, 1996 and 1997

     (b)  FINANCIAL STATEMENT SCHEDULES

          SCHEDULE NUMBER       DESCRIPTION OF SCHEDULE         PAGE NUMBER
          ---------------       -----------------------         -----------
                                Report of Independent
                                 Public Accountants                S-1

                II              Valuation and Qualifying
                                 Accounts                          S-2


     (c)  EXHIBITS

Exhibit
Number            Description
-------           -----------

  3.1     Articles of Amalgamation, as amended, of ATSI-Canada*
  3.2     Bylaws of ATSI-Canada*
  4.1     Form of Private Placement Warrant*
  10.1    Form of Customer Service Agreement for Private Networks*
  10.2 Telecommunications Agreement between ATSI-Texas and Long Distance Exchange Corp.*
  10.3 Compensation Agreement between ATSI-Texas and James McCourt relating to Guarantee of Equipment Line of Credit by James McCourt**
  10.4 Agreement for Investment Banking Services between ATSI-Texas and Joseph Charles & Associates, Inc.**

  10.5    (1)
  10.6    1997 Option Plan**
  10.7    Form of Option Agreement**

  10.8    (1)
  10.9 Financing Agreement with Roger G. Watt and Convertible Notes issued to Robert G. Watt*
  10.10   FCC Radio Station Authorization-C Band*

  10.11   FCC Radio Station Authorization-Ku Band*
  10.12   Section 214 Certification from FCC*
  10.13 Carrier Termination Services Agreement between U.S. Long Distance, Inc. and ATSI-Texas*
  10.14   Office Space Lease Agreement*
  10.15   Amendment to Office Lease Agreement***
  10.16   Employment Agreement with Arthur L. Smith**
  10.17   Employment Agreement with H. Douglas Saathoff**
  10.18   Employment Agreement with Craig K. Clement**
  10.19   Employment Agreement with Everett L. Waller**
  10.20   Employment Agreement with Charles R. Poole**
  10.21   Lease/Finance Agreements between IBM de Mexico and ATSI-Mexico***

  10.22   Primary Agreement with Computel**
  10.23   Agreement with Investcom***
  10.24   Payphone License issued to ATSI-Mexico**

  10.25   (2)
  10.26   Shared Teleport/Network Resale Licenses issued to ATSI-Mexico**
  10.27   Agreement with Avantel**
  10.28   Registration Rights Agreement between ATSI-Canada and James R.
          Leninger**

  10.29   Modification Agreement with Computel***

  11      Statement of Computation of Per Share Earnings***
  22      Subsidiaries of Registrant**

  24 Power of Attorney (included on Signature Page to the Registration Statement on Form 10 (No. 0-23007) of the Company filed August 21,
          1997)**

  27      Financial Data Schedule***

---------------------------------------

* Contained in exhibits to Registration Statement on Form S-4 (No. 333-05557) of the Company filed June 7, 1996.

** Contained in exhibits to Registration Statement on Form 10 (No. 0-23007) of the Company filed August 21, 1997.
***  Filed herewith.

(1) Exhibit previously listed in exhibit list to Registration Statement on Form 10 (No. 0-23007) of the Company filed August 21, 1997 has been deemed immaterial by the Company and eliminated.
(2) Exhibit previously listed in exhibit list to Registration Statement on Form 10 (No. 0-23007) of the Company filed August 21, 1997 is contained in
     Exhibit 10.26 previously filed with such Registration Statement.

                                  SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         AMERICAN TELESOURCE
                                         INTERNATIONAL INC.

DATE: October 22, 1997                   BY:  /s/ Arthur L. Smith
                                              -------------------------------
                                              Arthur L. Smith, President




     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Amendment No. 1 to this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

      Signature                         Title                       Date
      ---------                         -----                       ----

/s/ Murray R. Nye*      Chief Executive Officer and Director    October 22, 1997
-----------------------
MURRAY R. NYE

/s/ Arthur L. Smith     President, Chief Operating Officer and  October 22, 1997
----------------------- Director (Principal Executive Officer)
ARTHUR L. SMITH

/s/ H. Douglas Saathoff Chief Financial Officer, Secretary and October 22, 1997 ----------------------- Treasurer (Principal Financial and
H. DOUGLAS SAATHOFF     Accounting Officer)

/s/ John R. Moses*      Director                                October 22, 1997
-----------------------
JOHN R. MOSES


*By H. Douglas Saathoff,
    attorney-in-fact pursuant
    to a Power of Attorney previously filed.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

CONSOLIDATED FINANCIAL STATEMENTS OF AMERICAN TELESOURCE INTERNATIONAL INC.

Report of Independent Public Accountants................................    F-2

Consolidated Balance Sheets as of July 31, 1996 and 1997................    F-3

Consolidated Statements of Loss for the Years ended
         July 31, 1995, 1996 and 1997...................................    F-4

Consolidated Statements of Stockholders' Equity for the
         Years ended July 31, 1995, 1996 and 1997.......................    F-5

Consolidated Statements of Cash Flows for the Years ended
         July 31, 1995, 1996 and 1997...................................    F-6

Notes to Consolidated Financial Statements..............................    F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors and Stockholders of American TeleSource International Inc.:


We have audited the accompanying consolidated balance sheets of American TeleSource International Inc. (an Ontario corporation) and subsidiaries as of July 31, 1996 and 1997, and the related consolidated statements of loss, stockholders' equity and cash flows for the years ended July 31, 1995, 1996 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American TeleSource International Inc. and subsidiaries as of July 31, 1996 and 1997, and the results of their operations and their cash flows for the years ended July 31, 1995, 1996 and 1997, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations since inception and has limited capital resources available to support further development of its operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.


                                         ARTHUR ANDERSEN LLP


San Antonio, Texas
October 3, 1997

                    AMERICAN TELESOURCE INTERNATIONAL INC.
                               AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                          (Presented in U.S. dollars)

                                                                   July 31,        July 31,
                                                                     1996            1997
                                                                 ------------    -------------
ASSETS
------
CURRENT ASSETS:
 Cash                                                            $    655,955    $  1,921,426
 Accounts receivable, net of allowance of $ 154,382                   599,924       2,207,917
     and $ 187,457, respectively
 Stock subscriptions receivable                                        75,000       1,113,170
 Notes receivable                                                     101,283             -
 Inventory                                                             10,000             -
 Prepaid expenses                                                     230,673         461,920
 Other                                                                116,061         284,173
                                                                 ------------    ------------
     Total current assets                                           1,788,896       5,988,606
                                                                 ------------    ------------

PROPERTY AND EQUIPMENT (At cost):                                   2,523,832       7,498,589
 Less - Accumulated depreciation and amortization                    (376,685)       (926,601)
                                                                 ------------    ------------
     Net property and equipment                                     2,147,147       6,571,988
                                                                 ------------    ------------

OTHER ASSETS, net
 Goodwill, net                                                            -         2,264,986
 Organization costs, net                                              163,712          63,277
 Other                                                                248,449         931,851
                                                                 ------------    ------------
     Total assets                                                $  4,348,204    $ 15,820,708
                                                                 ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
CURRENT LIABILITIES:
 Accounts payable                                                $  1,303,459    $  1,932,174
 Accrued liabilities                                                  794,875       2,285,601
 Current portion of notes payable                                         -           316,425
 Current portion of convertible long-term debt                        100,000         100,000
 Current portion of obligations under capital leases                  182,884         695,742
 Deferred revenue                                                         -           463,788
                                                                 ------------    ------------
     Total current liabilities                                      2,381,218       5,793,730
                                                                 ------------    ------------

LONG-TERM LIABILITIES:
 Obligations under capital leases, less current portion               321,575       1,005,256
 Notes payable, less current portion                                      -           498,053
 Convertible long-term debt, less current portion                         -         1,296,560
 Other long-term liabilities                                           16,786         597,053
                                                                 ------------    ------------
                                                                      338,361       3,396,922
                                                                 ------------    ------------

MINORITY INTEREST                                                         -          (305,780)
                                                                 ------------    ------------

COMMITMENTS AND CONTINGENCIES: (Notes 9, 18 and 20)

STOCKHOLDERS' EQUITY:
 Preferred shares, no par value, unlimited shares authorized,
     no shares issued and outstanding at July 31, 1996 and 1997           -               -
 Common shares, no par value, unlimited shares authorized,
     23,849,657 issued and 23,774,657 outstanding at July 31,
     1996 36,787,105 issued and outstanding at July 31, 1997        6,231,953      16,221,856
 Accumulated deficit                                               (4,607,246)     (9,302,375)
 Cumulative translation adjustment                                      3,918          16,355
                                                                 ------------    ------------
     Total stockholders' equity                                     1,628,625       6,935,836
                                                                 ------------    ------------

     Total liabilities and stockholders' equity                  $  4,348,204    $ 15,820,708
                                                                 ============    ============


             The accompanying notes are an integral part of these
                      consolidated financial statements.

                     AMERICAN TELESOURCE INTERNATIONAL INC.
                                AND SUBSIDIARIES
                         CONSOLIDATED STATEMENTS OF LOSS
                           (Presented in U.S. dollars)

                                                 For the Years Ended July 31,
                                            1995            1996            1997
                                        ------------    ------------    ------------

OPERATING REVENUES:
  Long distance services                $  4,469,529    $ 10,806,586    $ 13,965,981
  Network management services                318,312       2,668,098       2,262,406
                                        ------------    ------------    ------------

     Total operating revenues              4,787,841      13,474,684      16,228,387
                                        ------------    ------------    ------------

OPERATING EXPENSES:
  Cost of services                         4,061,091      10,832,664      12,792,338
  Selling, general and administrative      2,536,441       4,430,038       7,047,020
  Depreciation and amortization              140,798         280,583         590,746
                                        ------------    ------------    ------------

     Total operating expenses              6,738,330      15,543,285      20,430,104
                                        ------------    ------------    ------------

OPERATING LOSS                            (1,950,489)     (2,068,601)     (4,201,717)

OTHER INCOME(EXPENSE):
  Interest expense                           (64,778)       (150,231)       (512,838)
  Interest income                              9,858           6,669          26,839
  Other income                                 1,242           7,436          68,223
  Other expense                                  -               -           (27,423)
                                        ------------    ------------    ------------

     Total other expense                     (53,678)       (136,126)       (445,199)
                                        ------------    ------------    ------------

MINORITY INTEREST                                -               -           (48,213)
                                        ------------    ------------    ------------

NET LOSS                                $ (2,004,167)   $ (2,204,727)   $ (4,695,129)
                                        ============    ============    ============

NET LOSS PER SHARE                      $      (0.14)   $      (0.11)   $      (0.18)
                                        ============    ============    ============





              The accompanying notes are an integral part of these
                       consolidated financial statements.

                     AMERICAN TELESOURCE INTERNATIONAL INC.
                                AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                           (Presented in U.S. dollars)


                                                     Preferred Shares      Common Shares                   Cumulative     Total
                                                     ---------------- ----------------------- Accumulated  Translation Stockholders'
                                                      Shares  Amount     Shares     Amount      Deficit    Adjustment     Equity
                                                      ------  ------  ----------- ----------- -----------  ----------- ------------

BALANCE, July 31, 1994                                   -       -     12,186,175 $ 1,216,902 $  (398,352)         -   $   818,550
     Exercise of warrants                                -       -      1,350,423     675,211         -            -       675,211
     Issuances of common stock for cash                  -       -      4,110,625   1,646,487         -            -     1,646,487
     Issuances of common stock for services              -       -        337,724      84,070         -            -        84,070
     Stock grants to employees                           -       -        212,500      11,111         -            -        11,111
     Net loss                                            -       -            -           -    (2,004,167)         -    (2,004,167)
                                                      ------  ------  ----------- ----------- -----------  ----------- -----------
BALANCE, July 31, 1995                                   -       -     18,197,447   3,633,781  (2,402,519)         -     1,231,262
     Issuances of common stock for cash                  -       -      4,515,500   2,252,830         -            -     2,252,830
     Issuances of common stock for services              -       -      1,061,710     312,009         -            -       312,009
     Amortization of deferred compensation               -       -            -        33,333         -            -        33,333
     Cumulative effect of translation adjustment         -       -            -           -           -          3,918       3,918
     Net loss                                            -       -            -           -    (2,204,727)         -    (2,204,727)
                                                      ------  ------  ----------- ----------- -----------  ----------- -----------
BALANCE, July 31, 1996                                   -       -     23,774,657   6,231,953  (4,607,246)       3,918   1,628,625
     Issuances of common stock for cash                  -       -      5,760,355   4,737,416         -            -     4,737,416
     Conversion of convertible debt to common stock      -       -      3,611,786   1,966,531         -            -     1,966,531
     Issuance of common stock for acquisition            -       -      2,715,546   1,846,569         -            -     1,846,569
     Issuances of common stock for services              -       -        924,761     153,885         -            -       153,885
     Amortization of deferred compensation               -       -            -       295,502         -            -       295,502
     Warrants issued with convertible long term debt     -       -            -       990,000         -            -       990,000
     Cumulative effect of translation adjustment         -       -            -           -           -         12,437      12,437
     Net loss                                            -       -            -           -    (4,695,129)         -    (4,695,129)
                                                      ------  ------  ----------- ----------- -----------  ----------- -----------
BALANCE, July 31, 1997                                   -       -     36,787,105 $16,221,856 $(9,302,375) $    16,355 $ 6,935,836
                                                      ======  ======  =========== =========== ===========  =========== ===========


             The accompanying notes are an integral part of these
                      consolidated financial statements.

                     AMERICAN TELESOURCE INTERNATIONAL INC.
                                AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (Presented in U.S. dollars)

                                                                 For the Years Ended July 31,
                                                          -----------------------------------------
                                                             1995           1996           1997
                                                          -----------    -----------    -----------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                $(2,004,167)   $(2,204,727)   $(4,695,129)
  Adjustments to reconcile net loss to net cash used in
   operating activities-
     Depreciation and amortization                            140,798        280,583        590,746
     Amortization of debt discount                                -              -           86,560
     Deferred compensation                                     11,111         33,333        295,502
     Provision for losses on accounts receivable              339,829        554,332        734,987
     Minority interest                                            -              -           48,213
     Changes in operating assets and liabilities
         net of effects from acquisition of Computel
       Increase in accounts receivable                       (657,568)      (723,552)    (1,983,091)
       Increase in other assets-current and long-term        (281,970)        (9,853)      (861,046)
       Increase (decrease) in accounts payable                786,899        419,505     (1,024,670)
       Increase in accrued liabilities                        341,901        342,076        884,062
       Increase (decrease) in deferred revenue                 42,652        (64,987)       377,758
       Other                                                      -           20,703         15,895
                                                          -----------    -----------    -----------
Net cash used in operating activities                      (1,280,515)    (1,352,587)    (5,530,213)
                                                          -----------    -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment                         (858,616)      (475,303)      (590,196)
  Net cash acquired in Computel acquisition                       -              -           73,501
  Increase in  note receivable                                (90,108)       (88,107)           -
  Payments received on note receivable                         34,277         42,655        101,283
                                                          -----------    -----------    -----------
Net cash used in investing activities                        (914,447)      (520,755)      (415,412)
                                                          -----------    -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of debt                             175,000            -        3,912,841
   Payments on debt                                           (42,296)       (32,704)           -
   Capital lease payments                                         -          (67,809)      (400,988)
   Proceeds from issuance of common stock,
     net of issuance costs                                  2,046,698      2,527,830      3,699,243
                                                          -----------    -----------    -----------
Net cash provided by financing activities                   2,179,402      2,427,317      7,211,096
                                                          -----------    -----------    -----------

NET INCREASE (DECREASE) IN CASH                               (15,560)       553,975      1,265,471

CASH, beginning of period                                     117,540        101,980        655,955
                                                          -----------    -----------    -----------

CASH, end of period                                       $   101,980    $   655,955    $ 1,921,426
                                                          ===========    ===========    ===========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                    AMERICAN TELESOURCE INTERNATIONAL INC.
                               AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         JULY 31, 1995, 1996 AND 1997

 The information utilized in the following Notes is presented in U.S. dollars.


     1.   BUSINESS ACTIVITY

     The company was originally incorporated under the laws of the province of Alberta, Canada on December 17, 1993 (date of inception or "Inception"), under the name Latcomm International Inc. (Latcomm). On December 20, 1993, Latcomm purchased all of the outstanding shares of Latin America Telecomm, Inc., a Texas corporation, for cash consideration of $25,000. On April 22, 1994, Latin America Telecomm, Inc. changed its name to American TeleSource International, Inc. (ATSI-Texas). Effective May 26, 1994 (Effective Date), Latcomm amalgamated under the Business Corporations Act of Ontario, Canada with Willingdon Resources, Ltd. (Willingdon), a corporation incorporated under the laws of the Province of Ontario, Canada. The resulting Ontario corporation was named American TeleSource International Inc. (ATSI-Canada). In accordance with the amalgamation agreement between Latcomm and Willingdon, on the Effective Date every four issued and outstanding shares of Willingdon were converted to one issued and outstanding share of ATSI-Canada and each issued and outstanding share of Latcomm was converted to one issued and outstanding share of ATSI-Canada. Of the 11,963,675 shares of ATSI-Canada issued in conjunction with the amalgamation, approximately 10% were issued to the former shareholders of Willingdon. The remaining 90% of the shares were issued to the former shareholders of Latcomm. The amalgamation was accounted for as a recapitalization of Latcomm. Collectively, ATSI-Texas and ATSI-Canada are referred to hereafter as "ATSI" or the "Company".

     ATSI conducts its primary operations through ATSI-Texas. ATSI-Texas provides long distance call services to the hospitality industry and private payphone owners in the U.S. and Mexico. ATSI-Texas also provides a full range of private network services via satellite to customers conducting business in Mexico, Central and South America, and the Caribbean Basin. These services include the purchasing, exporting, installation and maintenance of equipment as well as providing voice, data, fax and video telecommunication transmission services via its teleport facility in San Antonio, Texas.

     On June 20, 1995, ATSI-Texas formed a foreign subsidiary based in Mexico City, Mexico. The subsidiary, American TeleSource International de Mexico, S.A. de C.V. (ATSI-Mexico), performs customer service and maintenance operations within Mexico and serves as a sales office for both private network and long distance services of ATSI. On February 20, 1997, ATSI-Mexico became one of the first four companies to receive a comercializadora license from the Secretaria de Comunicaciones y Transportes ("SCT"), the regulatory authority in Mexico charged with the oversight of the telecommunications industry in Mexico. The comercializadora license allows the Company to own and operate public telephones within Mexico, and to resell local and long distance services within Mexico from those telephones. The Company has applied for and obtained several additional licenses from the SCT allowing it to further expand the services it may provide within Mexico. However, there can be no assurances that any licenses applied for and not received or any other licenses sought in the future will be obtained, and if obtained, that such licenses will enable the Company to expand operations or increase revenues in Mexico.

     In April 1996, the Company formed GlobalSCAPE, Inc. (GlobalSCAPE), a wholly-owned subsidiary of ATSI-Texas. GlobalSCAPE is a Delaware corporation based in San Antonio, Texas which was formed by the Company for purposes of implementing Internet related strategies. During the years ended July 31, 1996 and 1997, the operations of GlobalSCAPE were immaterial when compared to the accompanying consolidated financial statements of ATSI.

     In May 1997, the Company entered into an agreement to purchase up to 100% of the outstanding shares of a privately owned caseta (public calling station) operator in Mexico, Sistema de Telefonia Computarizada, S.A. de C.V. ("Computel"). Under the terms of the agreement, the Company acquired 55% of the shares of Computel effective May 1, 1997. As the Company acquired majority ownership effective May 1, 1997, the Company has recorded 100% of the net assets and liabilities of Computel as of that date. The Company's consolidated financial statements for the period from May 1, 1997 to July 31, 1997 include the impact of the 45% minority ownership interest.

     2.   FUTURE OPERATIONS

     The accompanying consolidated financial statements of the Company have been prepared on the basis of accounting principles applicable to a going concern. For the period from Inception to July 31, 1997, the Company has incurred cumulative net losses of $9,247,551. Further, the Company had a working capital deficit of $592,322 at July 31, 1996 and a working capital balance of $194,876 at July 31, 1997. Although the Company has capital resources available to it (Note 20), these resources are limited and may not be available to support its ongoing operations until such time as the Company is able to generate positive cash flow from operations. There is no assurance the Company will be able to achieve future revenue levels sufficient to support operations or recover its investment in property and equipment. The Company's future ability to generate revenues is also subject to uncertainty with regards to certain regulatory matters described in Note 19. These matters raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon the ongoing support of its stockholders and customers, its ability to obtain capital resources to support operations, the ultimate outcome of certain regulatory matters as described in
Note 19 and its ability to successfully market its services.

     The Company is likely to require additional financial resources in the near term and could require additional financial resources in the long-term to support its ongoing operations. The Company has retained various financial advisers to assist it in refining its strategic growth plan, defining its capital needs and obtaining the funds required to meet those needs. The plan includes securing funds through equity offerings and entering into lease or long-term debt financing agreements to raise capital. There can be no assurances, however, that such equity offerings or other financing arrangements will actually be consummated or that such funds, if received, will be sufficient to support existing operations until revenue levels are achieved sufficient to generate positive cash flow from operations. If the Company is not successful in completing additional equity offerings or entering into other financial arrangements, or if the funds raised in such stock offerings or other financial arrangements are not adequate to support the Company until a successful level of operations is attained, the Company has limited additional sources of debt or equity capital and would likely be unable to continue operating as a going concern.

     Effective for the fiscal year beginning August 1, 1996, the Company has adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("SFAS 121"). SFAS 121 requires an assessment of the recoverability of the Company's investment in long-lived assets to be held and used in operations whenever events or circumstances indicate that their carrying amounts may not be recoverable. Such assessment requires that the future cash flows associated with the long-lived assets be estimated over their remaining useful lives and an impairment loss be recognized when the future cash flows are less than the carrying value of such assets. As of July 31, 1997, the Company has determined that the estimated future cash flows associated with its long-lived assets are greater than the carrying value of such assets and that no impairment loss needs to be recognized.


     3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation and Basis of Presentation
     -----------------------------------------------------

     The accompanying consolidated financial statements include the accounts of
ATSI-Canada, ATSI-Texas, ATSI-Mexico and GlobalSCAPE.   Computel has been
included in the accompanying consolidated financial statements since May 1, 1997. The consolidated financial statements have been prepared on the accrual basis of accounting under generally accepted accounting principles of the U.S. There are no significant differences related to the Company's financial position or results of operations for the years ended July 31, 1995, 1996 and 1997, between U.S. generally accepted accounting principles and those of Canada. All significant intercompany balances and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified for comparative purposes.

     As mentioned in Note 1, ATSI-Mexico was formed on June 20, 1995. At that time, the Company anticipated applying for a concession from the Mexican government in order to implement its business plan. Mexican law mandates that any company applying for a concession from the Mexican government to build a fiber-optic infrastructure and provide telecommunications services via that infrastructure be majority-owned by a Mexican entity. As such, when ATSI-Mexico was formed, ATSI-Texas purchased 49% of the shares, and the remaining shares were purchased by an individual employed by ATSI-Mexico (hereinafter referred to as "Mexican Partner"). However, ATSI-Texas loaned its Mexican Partner the funds to purchase its 51% ownership, and the underlying shares were physically held by ATSI-Texas as collateral. In addition, the share certificates owned by its Mexican Partner stated that he may not transfer ownership of his shares without the permission of ATSI-Texas. ATSI-Texas retained the right to purchase the shares for their original purchase price.

     During fiscal 1996, as the Mexican government continued to refine its policies concerning public telecommunications, it became clear to the Company that it would not need to obtain a concession from the Mexican government in order to carry out its business plan. Rather, the Company applied for and received a comercializadora license from the SCT. Because the comercializadora license does not require majority ownership by a Mexican entity, in March 1997, ATSI-Texas acquired additional shares of ATSI-Mexico, thereby giving it approximately 97% ownership. Because the aforementioned restrictions still remain on the only other shareholder of ATSI-Mexico, 100% of the historical financial results of ATSI-Mexico have been included in the accompanying financial statements.

     The accompanying consolidated financial statements reflect the assets, liabilities and stockholders' equity of Latcomm, which were transferred to ATSI on the Effective Date in connection with the amalgamation described in Note 1, at such predecessor's historical cost basis.

     Estimates in Financial Statements
     ---------------------------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

     Revenue Recognition Policies
     ----------------------------

     The Company recognizes revenue from its long distance services as such services are performed, net of unbillable calls. Revenue from network management service contracts is recognized when service commences for service commencement fees and monthly thereafter as services are provided. The Company recognizes revenue from equipment sales when the title for the equipment transfers to the customer and from equipment installation projects when they are completed.

     Foreign Currency Translation
     ----------------------------

     The financial position and results of operations of the Company's Mexican subsidiary is measured using the local currency as the functional currency. Assets and liabilities of operations denominated in foreign currencies are translated into U.S. dollars at exchange rates in effect at year-end, while revenues and expenses are translated at average exchange rates prevailing during the year. The resulting translation gains and losses are charged directly to cumulative translation adjustment, a component of stockholders' equity, and are not included in net loss until realized through sale or liquidation of the investment.

     Accounts Receivable
     -------------------

     During fiscal 1995, the Company began utilizing the services of credit card processing companies for the billing of commercial credit card calls. The Company receives cash from these calls, net of transaction and billing fees, generally within 20 days from the dates the calls are delivered. All other calls (calling card, collect, person-to-person and third-party billed) are billed under an agreement between the Company and a collection clearinghouse. This agreement allows ATSI to submit call detail records to the clearinghouse, which in turn forwards these records to the local telephone company to be billed. The clearinghouse collects the funds from the local telephone company and then remits the funds, net of charges, to ATSI. Because this collection process can take up to 90 days to complete, ATSI participates in an advance funding program offered by the clearinghouse whereby 100% of the call records are purchased for 75% of their value within five days of presentment. The remaining 25% value of the call records are remitted to ATSI, net of interest and billing charges and an estimate for uncollectible calls, as the clearinghouse collects the funds from the local telephone companies. Under the advanced funding agreement, the collection clearinghouse has a security interest in the unfunded portion of the receivables as well as future receivables generated by the Company's long distance business. The allowance for doubtful accounts reflects the Company's estimate of uncollectible calls at July 31, 1996 and 1997. ATSI currently pays a funding charge of prime plus 4 % per annum on the 75% of the calls which are advanced to ATSI. Receivables sold with recourse during fiscal years 1995, 1996 and 1997 were $3,620,056, $7,673,091 and
$8,530,665, respectively.  At July 31, 1996 and 1997, $499,986 and $577,256 of
such receivables were uncollected, respectively.

     The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" in June 1996 ("SFAS 125"). This statement provides accounting and reporting standards for, among other things, the transfer and servicing of financial assets, such as factoring receivables with recourse. This statement is effective for transfers and servicing of financial assets occurring after December 31, 1996 and is to be applied prospectively. Earlier or retroactive application is not permitted. In December 1996, the FASB issued SFAS No. 127, " Deferral of the Effective Date of Certain Provisions of SFAS No. 125." SFAS No. 127 amends the effective date for certain provisions of SFAS No. 125 to December 31, 1997. The Company believes the adoption of these statements will not have a material impact on the financial position or results of operations of the Company.

     Loss Per Share
     --------------

     Loss per share was calculated using the weighted average number of common shares outstanding for the years ended July 31, 1995, 1996 and 1997, which equated to 13,922,018 shares, 19,928,372 shares and 26,806,959 shares respectively. Common stock equivalents, which consist of the stock purchase warrants and options described in Note 12, were excluded from the computation of the weighted average number of common shares outstanding because their effect was antidilutive.

     In February 1997, the FASB issued SFAS No. 128, "Earnings per Share," which establishes standards for computing and presenting earning per share ("EPS") for entities with publicly held common stock or potential common stock. SFAS No. 128 simplifies the standards for computing EPS previously found in Accounting Principles Board Opinion No. 15, "Earnings per Share," and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS, which excludes dilution. It also requires dual presentation of basic and diluted EPS on the face of the income statement
for all entities with complex capital structures.  SFAS   No. 128 is effective
for fiscal years ending after December 15, 1997, and early adoption is not permitted. Management of the Company does not anticipate the adoption of SFAS No. 128 will have a material impact on the Company's loss per share.

     Property and Equipment
     ----------------------

     Property and equipment are stated at cost. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the related assets, which range from five to fifteen years. Expenditures for maintenance and repairs are charged to expense as incurred. Direct installation costs and major improvements are capitalized.

     Other Assets
     ------------

     Other assets include organization costs as of July 31, 1995, 1996 and 1997, of $141,226, $219,217,and $145,373, respectively, net of accumulated amortization of $29,165, $55,505, and $82,096, respectively. Organization costs have an estimated useful life of 5 years. As of the year ended July 31, 1997, other assets also include goodwill related to the purchase of Computel of $2,279,231, net of accumulated amortization of $14,245. The Company amortizes goodwill over its estimated useful life of 40 years.

     Income Taxes
     ------------

     Deferred tax liabilities and assets are recorded based on enacted income tax rates that are expected to be in effect in the period in which the deferred tax liability or asset is expected to be settled or realized. A change in the tax laws or rates results in adjustments to the period in which the tax laws or rates are changed.

     The Company has incurred losses in all countries since Inception for both book and tax purposes as of July 31, 1997. Accordingly, no income taxes have been provided for in the accompanying consolidated financial statements for the years ended July 31, 1995, 1996 and 1997.

     Statements of Cash Flows
     ------------------------

     Cash payments and non-cash activities during the periods indicated were as follows:

                                                        For the Years Ended July 31,
                                                       ------------------------------
                                                         1995      1996       1997
                                                       --------  --------  ----------
    Cash payments for interest                         $12,791   $150,231  $  483,089
    Non-cash investing and financing activities:
    Common stock issued for services rendered          $84,070   $312,009  $  153,885
    Common stock issued for acquisition of Computel    $     -   $      -  $1,846,569
    Assets acquired in acquisition of Computel         $     -   $      -  $3,418,753
    Liabilities assumed in acquisition of Computel     $     -   $      -  $4,205,404
    Conversion of convertible debt to common stock     $     -   $      -  $1,966,531
    Capital lease obligations incurred                 $     -   $572,268  $1,521,875
    Common stock subscriptions sold                    $     -   $     -   $1,113,170

    For purposes of determining cash flows, the Company considers all temporary cash investments with an original maturity of three months or less to be cash equivalents.


    4.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

        The following methods and assumptions were used to estimate the fair value of each class of financial instrument held by the Company:

        Current assets and current liabilities: The carrying value approximates fair value due to the short maturity of these items.

        Long-term debt and convertible debt: The fair value of the Company's long-term debt and convertible debt is based on secondary market indicators. Since the Company's debt is not quoted, estimates are based on each obligation's characteristics, including remaining maturity, interest rate, credit rating, collateral, amortization schedule and liquidity (without consideration for the convertibility of the notes). The Company believes that the carrying amount approximates fair value.


    5.   NOTES PAYABLE

    Notes payable are comprised of the following:

                                                            July 31,
                                                         -------------
                                                         1996     1997
                                                         ----     ----

     Notes payable to various banks, see terms below.       -   $558,112
     Note payable to a company, see terms below.            -    256,366
                                                         ----   --------
                                                            -   $814,478
                                                         ====   ========

    During November 1996, the Company entered into an agreement with a company under which the Company is advanced an additional 13.75% of its receivables sold to Zero Plus Dialing, Inc. (ZPDI). These advances are typically outstanding for periods of less than 90 days, and are repaid, including accrued interest, by ZPDI on behalf of the Company as its receivables from long distance call services are collected. The Company is charged 4% per month for these fundings. The agreement expires in November 1997 and is collateralized by the Company's general assets, rights and interests.

     As of July 31, 1997, the Company through its acquisition of Computel had approximately $ 558,000 of bank notes payable to various banks in Mexico. The notes have interest rates ranging from 8% to 15% , with monthly principal and interest payments of approximately $7,500. The notes mature between October 1999 and December 2015 and are collaterized by the assets of Computel.

     Maturities of notes payable and convertible debt as of July 31, 1997 were as follows:

                  1998          $  416,425
                  1999              90,928
                  2000           1,340,560
                  2001              44,000
                  2002              44,000
               Thereafter          275,125
                                ----------
                  Total         $2,211,038
                                ==========


     6.   CONVERTIBLE DEBT

     A subsidiary of the Company has a note payable to a shareholder, which accrues interest monthly at an annual rate of 12%. The entire principal amount is due at maturity on January 1, 1998. The note is secured by certain telecommunications equipment and is guaranteed by the Company. It is convertible upon maturity at the option of the shareholder on the basis of two common shares for each dollar of principal and interest then outstanding on such note. Principal outstanding at July 31, 1997 was $100,000.

     In Fiscal 1997 the Company issued convertible notes totaling $1,967,000, interest at 10%, principal and interest payable on April 30, 1998. The principal and accrued interest converted to shares of common stock of ATSI at the rate of $0.55 per share. On the date the notes were sold, the Company issued to the holders of the notes warrants to purchase 2,208,604 shares of common stock of the Company for $0.85 per share. Because the fair value of the warrants was immaterial, no value was assigned to stockholders' equity. Such warrants expire one year from their date of issuance. As of July 31, 1997 the $1,967,000 of convertible notes have been converted to common stock.

     Also in 1997, the Company issued $2.2 million in convertible notes, interest at 10%. The principal and interest, which accrues quarterly, is due and payable three years from the date of issuance. The convertible notes convert into fully redeemable preferred stock at the Company's option. In addition, for each $50,000 unit of convertible debt, each holder was issued 108,549 warrants to purchase an equal number of shares of common stock at $0.27 per share. The fair value of the warrants was determined to be $0.37 per share and the Company assigned $990,000 to the value of the warrants in stockholders' equity. The fair value of the warrants was based on the date of issuance using the Black-Sholes option pricing model with the following assumptions: Dividend yield of 0.0%, expected volatility of 62%, risk-free interest rate of 6.35%, and an expected life of three years. The warrants expire three years from their date of issuance, and are not exercisable for a period of one year after their initial issuance. The Company has recorded the $990,000 as debt discount and is amortizing the discount over the term of the debt based on the effective interest method.

     7.   PROPERTY AND EQUIPMENT, NET

     Following is a summary of property and equipment at July 31, 1996 and 1997:

                                              1996         1997
                                           -----------  -----------
    Telecommunications equipment           $1,650,772   $2,575,531

    Land and buildings                              -    1,912,310
    Furniture and fixtures                    145,336      186,231
    Equipment under capital leases            572,268    2,084,528
    Leasehold improvements                     92,140      240,137
    Other                                      63,116      499,852
                                           ----------   ----------

                                            2,523,832    7,498,589

    Less: Accumulated depreciation and
     amortization                            (376,685)    (926,601)
                                           ----------   ----------

    Total - property and equipment, net    $2,147,147   $6,571,988
                                           ==========   ==========


     8.   ACQUISITION

     In May 1997, the Company entered into an agreement to purchase up to 100% of the outstanding shares of a privately owned caseta (public calling station) operator in Mexico, Sistema de Telefonia Computarizada, S.A. de C.V. ("Computel"). Computel, based in Guadalajara, Mexico owns and operates 134 casetas in 72 cities throughout Mexico. Under the terms of the agreement, the Company acquired 55% of the shares of Computel effective May 1, 1997, and the remaining shares in late August 1997. The total purchase price for the acquisition of Computel was approximately $3.6 million, of which $1.1 million was to be paid in cash, $700,000 in a note receivable forgiven by the Company and the balance in common stock. The Company recorded the net assets and liabilities of Computel as of May 1, 1997, in exchange for 2,715,546 shares of common stock valued at $ 0.68 per share or approximately $1,846,569. As Computel had net liabilities at May 1, 1997 the Company recorded goodwill of $2,279,231 related to the acquisition. The remaining 45% ownership interest is reflected as minority interest at July 31,1997. Per the terms of the agreement, the remaining shares of Computel were acquired in late August 1997 for a cash payment of approximately $1.1 million and forgiveness of the aforementioned note receivable. The Company has accounted for this acquisition as a "purchase".

     The following unaudited pro forma results of operations for the years ended July 31, 1996 and 1997, assume the acquisition of Computel occured as of the beginning of the respective periods.


                          Years ended July 31,
                      ----------------------------
                          1996           1997
                      -------------  -------------
                              (Unaudited)
Operating revenues    $ 19,511,000   $ 20,312,000
Net loss               ($2,484,000)   ($5,408,000)
Net loss per share          ($0.11)        ($0.19)

     These pro forma results have been prepared for comparative purposes only and include certain adjustments such as additional amortization of goodwill as a result of the acquisition, and the elimination of intercompany transactions. The unaudited pro forma information is not necessarily indicative of the results that would have occured had such transactions actually taken place at the beginning of the periods specified nor does such information purport to project the results of operations for any future date or period.


     9.   LEASES

     The Company leases office space, furniture and minor equipment under noncancelable operating leases and certain month-to-month leases. During fiscal 1996 and 1997, the Company also leased equipment under capital leasing arrangements. Rental expense under the operating leases for the years ended July 31, 1995, 1996 and 1997 was $111,397, $136,107, and $176,700, respectively.
Future minimum lease payments under the noncancelable operating leases at July 31, 1997, are as follows:

           1998                             $ 87,807
           1999                               93,850
           2000                               98,482
           2001                               99,262
           2002                              107,844
           Thereafter                          8,987
                                            --------
           Total minimum lease payments     $496,232
                                            ========

     Capital Leases
     --------------

     Future minimum lease payments under the capital leases together with the present value of the net minimum lease payments at July 31, 1997, are as follows:

           1998                              $  763,822
           1999                                 595,920
           2000                                 435,774
           2001                                  25,490
                                             ----------
           Total minimum lease payments       1,821,006
           Less: Amount representing taxes      (27,392)
                                             ----------
           Net minimum lease payments         1,793,614
           Less: Amount representing
                 interest                       (92,616)
                                             ----------
           Present value of net minimum
                 lease payments              $1,700,998
                                             ==========

     In April 1997, the Company, through ATSI-Mexico secured a capital lease facility with IBM de Mexico to purchasing intelligent pay telephones for installation in Mexico. The capital lease facility of approximately $1.725 million will allow the Company to begin installing U.S. standard intelligent pay telephones in various Mexican markets. The capital lease facility calls for the Company to draw down on the facility in three separate draws of approximately $575,000. As of July 31, 1997, the Company has made two draws on its lease facility. The obligation outstanding under said facility at July 31, 1997 is approximately $1,108,000, with the balance remaining available to be drawn.

     10.  SHARE CAPITAL

     During the year ended July 31, 1995, the Company issued 5,798,772 shares of common stock. Of this total, 1,350,423 shares were issued for approximately $675,000 in cash through the exercise of 1,350,423 warrants, 4,110,625 shares were issued for approximately $1,646,000 net cash proceeds and 337,724 shares were issued for services rendered to the Company. Additionally, 212,500 shares previously issued and held in trust for employee benefits were distributed to various individuals. (See Note 16).

     During the year ended July 31, 1996, the Company issued 5,577,210 shares of common stock. Of this total, 4,515,500 shares were issued for approximately $2,250,000 of net cash proceeds and 1,061,710 shares were issued for services rendered to the Company.

     During the year ended July 31, 1997, the Company issued 13,012,448 shares of common stock. Of this total, 5,760,355 shares were issued for approximately $4,737,000 of net cash proceeds, 924,761 shares were issued for services rendered to the Company, 3,611,786 shares were issued for the conversion of convertible debt to common stock, and 2,715,546 shares were issued related to the Company's acquisition of Computel. (See Note 8).

     At July 31, 1996 and 1997, stock subscription receivables of $75,000 and $1,113,170, respectively, were outstanding related to sales of common stock. Such amounts were collected by the Company subsequent to the related periods ended. No dividends were paid on the Company's stock during the years ended July 31, 1995, 1996 and 1997.

     The Company's stockholders approved the creation of a class of preferred stock at the Company's annual shareholders meeting on May 21, 1997. Effective June 25, 1997, the class of preferred stock was authorized under the Ontario Business Corporations Act. According to the Company's amended Articles of Incorporation, the Company's Board of Directors may issue, in series, an unlimited number of preferred shares, without par value. No preferred shares have been issued as of July 31, 1997.

     11.  DEFERRED REVENUE

     The Company records deferred revenue related to the private network services it provides. Customers may be required to advance cash to the Company prior to service commencement to partially cover the cost of equipment and related installation costs. Any cash received prior to the actual commencement of services is recorded as deferred revenue until services are provided by the Company, at which time the Company recognizes service commencement revenue. At July 31, 1996 and 1997, $0 and $463,788 of deferred revenue was outstanding, respectively.


     12.  STOCK PURCHASE WARRANTS AND STOCK OPTIONS

     Certain stockholders and holders of convertible debt of the Company were issued warrants to purchase shares of common stock at exercise prices ranging from $0.27 to $2.00 per share. Following is a summary of warrant activity from July 31, 1996 through July 31, 1997:

      Warrants outstanding, July 31, 1996     8,097,463
      Warrants issued                         9,931,854
      Warrants expired                         (777,200)
      Warrants exercised                     (2,762,175)
                                             ----------
      Warrants outstanding, July 31, 1997    14,489,942
                                             ==========


     Warrants outstanding at July 31, 1997 expire as follows:

 Number of Warrants   Exercise Price   Expiration Date
--------------------  --------------  -----------------
      100,000              $2.00      October 25, 1997
      800,000              $0.65      February 27, 1998
      153,088              $0.75        June 1, 1998
      342,210              $1.00      November 14, 1998
      615,815              $0.85      November 21, 1998
      970,290              $1.00      December 15, 1998
      223,385              $0.85       January 6, 1999
     3,037,500             $0.70       April 11, 1999
      100,000              $2.00        May 30, 1999
     1,060,400             $0.85        July 31, 1999
      400,000              $1.45        July 31, 1999
       30,000              $0.50      December 31, 1999
       15,000              $0.77       January 2, 2000
       15,000              $0.79       January 2, 2000
      558,824              $0.85      February 7, 2000
     4,776,176             $0.27      February 17, 2000
     1,050,000             $0.70      February 28, 2000
      192,254              $0.75        April 7, 2000
       50,000              $2.00        June 20, 2000



          In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), was issued. FAS 123 defines a fair value based method of accounting for employee stock options or similar equity instruments and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period of the award, which is usually the vesting period. However, FAS 123 also allows entities to continue to measure compensation costs for employee stock compensation plans using the intrinsic value method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The Company has adopted FAS 123 effective August 1, 1996, and has elected to remain with the accounting prescribed by APB 25. The Company has made the required disclosures prescribed by FAS 123.

          The Company had two fixed stock plans during 1997. As a result of the amalgamation, the Company had a stock option plan that was in existence since Inception (the Canadian Plan). No options were ever issued as part of the Canadian Plan, even though the Company had the ability to issue options to acquire approximately 2,800,000 shares of the Company's common stock. In February 1997, the Company's Board of Directors adopted the 1997 Stock Option Plan, which replaced the Canadian Plan. Under the 1997 Stock Option Plan, options to purchase up to 5,000,000 shares of common stock may be granted to employees, directors, consultants and advisers. The 1997 Stock Option Plan is intended to permit the Company to retain and attract qualified individuals who will contribute to the Company's overall success. The exercise price of all of the options is equal to the market price of the shares of common stock as of the date of grant. The options vest pursuant to the individual stock option agreements, usually 33 percent per year beginning one year from the grant date with unexercised options expiring ten years after the date of the grant. On February 10, 1997 the Board of Directors granted a total of 4,488,000 options to purchase Common Shares to directors and employees of the Company. Certain grants were considered vested based on past service as of February 10, 1997. The 1997 Stock Option Plan was approved by a vote of the stockholders at the Company's Annual Meeting of Shareholders on May 21, 1997.In accordance with APB 25, the Company recorded approximately $1.4 million in deferred compensation expense related to approximately 1.5 million of the options granted based on the increase in the Company's stock price from February 10, 1997 when the options were granted, to May 21, 1997, when the underlying 1997 Stock Option Plan was approved by the Company's shareholders. As of July 31, 1997, the Company had $1,132,000 of deferred compensation expense related to options granted.

          A summary of the status of the Company's 1997 Stock Option Plan for the year ended July 31, 1997 and changes during the period is presented below:


                                                         July 31, 1997
                                                  ----------------------------
                                                                  Weighted
                                                                  Average
                                                    Shares     Exercise Price
                                                  ----------   --------------
Outstanding, beginning of period                          -            -
Granted                                           4,488,000        $0.58
Exercised                                                 -            -
Forfeited                                            (5,000)       $0.58
                                                  ---------        -----
Outstanding, end of period                        4,483,000        $0.58
                                                  =========        =====
Options exercisable at end of period              1,786,332        $0.58
                                                  =========        =====
Weighted average fair value of options granted
 during the period
                                                                   $0.58
                                                                   =====



     The weighted averge remaining contractual life of the stock options outstanding at July 31, 1997 is approximately 9.5 years.


     Because the Company has elected to remain with the accounting prescribed by APB 25, no compensation cost has been recognized for its fixed stock option plan based on FAS 123. Had compensation cost for the Company's stock-based compensation plans been determined on the fair value of the grant dates for awards under the plan consistent with the method of FAS 123, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:


                  July 31, 1997
                  --------------
 Net Loss
   As reported      $(4,636,972)
   Pro forma        $(5,176,802)

 Loss per share
   As reported      $     (0.17)
   Pro forma        $     (0.19)


     The fair value of the option grant is estimated based on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grant in 1997: Dividend yield of 0.0%, expected volatility of 60%, risk-free interest rate of 6.41%, and an expected life of ten years. No disclosure is presented for the periods ended July 31, 1996 and 1995, as no options were issued at those dates.

     13.  POST EMPLOYMENT BENEFITS

     In December 1991, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 106 (SFAS No. 106), "Employers' Accounting for Postretirement Benefits Other Than Pensions." In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112 (SFAS No. 112), "Employers' Accounting for Postemployment Benefits." The Company does not provide postretirement nor postemployment benefits to its employees. Thus, SFAS Nos. 106 and 112 do not affect the Company's results of operations or financial position.


     14.  INTERNATIONAL OPERATIONS

     The Company focuses on providing international satellite-based private networks and international call services between the United States, Mexico, Central and South America, and the Caribbean Basin. With the exception of a portion of a $1.4 million contract which was completed in April 1996 and the cash revenues generated by Computel, all of the Company's contracts to date have been denominated in, and have called for payment in U.S. dollars, even though some of the contracts have been signed with foreign entities. The Company's contracts are U.S. dollar denominated in order to reduce risks of transacting business in foreign currencies, particularly with regard to Mexican pesos.

     The Company provides long distance services for many hotels, resorts and other properties in other countries, primarily Mexico. Although these services pertain to calls originating in Mexico, they are limited to telephone calls charged to billing addresses primarily within the United States, or calls billed to U.S. dollar denominated credit cards. Because the calls are billed and connected on behalf of the Company within the United States, the Company considers the associated revenues to be generated within the United States. However, a portion of the expenses associated with processing these calls is incurred within Mexico and, as such, is paid to Mexican entities. Because calls originating from Mexico and the United States are terminated over shared lines within the United States, the Company has no exact method of segregating all costs related solely to calls originating in Mexico as of July 31, 1997.

     With the acquisition of Computel in May 1997, the Company began providing domestic call services in exchange for cash payment within Mexico, through Computel's casetas. Computel also provides international call services through the Company.

     International networks effectively establish a communications "pipe" through which voice, data, fax messages and video signals may be sent both to and from a customer's desired location in the United States, Mexico, Central and South America, and the Caribbean Basin. At the customer's discretion, the Company may contract with either the domestic (U.S.- based) or the foreign entity in order to provide such services. As of July 31, 1997, the Company had several contracts with foreign entities in Mexico. If a contract is signed with a foreign entity, the Company considers the network management associated revenues to be generated in the country where the foreign entity is domiciled. All entities under contract for network management services, whether foreign or domestic, are pre-billed on a monthly basis for services to be performed.

     The following table presents long distance services, network management services, operating loss and identifiable assets by geographic area. The identifiable assets of ATSI-Texas's parent company, ATSI-Canada, have been included in the caption headed United States as they are immaterial in amount. ATSI-Canada has no revenues as the Company's revenues are billed either by ATSI-Texas or ATSI-Mexico. The table includes revenues and operating income of Computel for the period from May 1, 1997 to July 31, 1997 and the identifiable assets of Computel as of July 31, 1997.

                                               For the Years ended July 31,
                                        -------------------------------------------
                                            1995           1996           1997
                                        -------------  -------------  -------------
Operating revenues from unaffiliated
 customers:
Long distance services
----------------------
United States                           $  4,469,529   $ 10,806,586   $ 12,544,732
Mexico and other                                   -              -      1,421,249
                                        ------------   ------------   ------------
Total long distance services            $  4,469,529   $ 10,806,586   $ 13,965,981
                                        ============   ============   ============
Network management services
---------------------------
United States                           $    318,312   $  1,762,971   $  2,064,262
Mexico and other                                   -        905,127        198,144
                                        ------------   ------------   ------------
Total network management services       $    318,312   $  2,668,098   $  2,262,406
                                        ============   ============   ============
Operating loss
--------------
United States                            ($1,950,489)   ($2,079,456)   ($3,869,820)
Mexico and other                                   -         10,855      ($273,740)
                                        ------------   ------------   ------------
Total operating loss                     ($1,950,489)   ($2,068,601)   ($4,143,560)
                                        ============   ============   ============
Identifiable assets
-------------------
United States                           $  2,653,646   $  3,790,354   $  6,659,651
Mexico and other                                   -        394,138      6,832,794
                                        ------------   ------------   ------------
Total identifiable assets               $  2,653,646   $  4,184,492   $ 13,492,445
                                        ============   ============   ============


     15.  INCOME TAXES

     As of July 31,1997, the Company had net operating loss carryforwards of approximately $9,092,000 for U.S. federal income tax purposes which are available to reduce future taxable income of which $320,000 will expire in 2009, $1,930,000 will expire in 2010, $2,205,000 will expire in 2011 and $4,637,000 will expire in 2012. The availability of the net operating loss (NOL) carryforwards to reduce U.S. federal taxable income is subject to various limitations in the event of an ownership change as defined in Section 382 of the Internal Revenue Code of 1986 (the "Code"). The Company experienced a change in ownership in excess of 50 percent, as defined in the Code, during the year ended July 31, 1997. This change in ownership limits the annual utilization of NOL under the Code to $930,000 per year, but does not impact its ability to utilize its NOL's because the annual limitation under the Code would allow full utilization within the statutory carryforward period.

     The tax effects of significant temporary differences representing deferred income tax assets and liabilities are as follows as of July 31, 1996 and 1997:

                                    July 31,1996   July 31, 1997
                                    -------------  --------------
Net operating loss carryforward      $ 1,515,000     $ 3,090,000
Other tax differences, net              (162,000)       (315,000)
Valuation allowance                   (1,353,000)     (2,775,000)
                                     -----------     -----------
Total deferred income tax assets     $        -     $        -
                                     ===========    ============

     The valuation allowance as of July 31, 1996 and 1997 represents tax benefits of certain net operating loss carryforwards which were not realizable at that date.

     The Company's income tax benefit at the statutory federal income tax rate for the years ended July 31, 1995 ,1996 and 1997 differs from the actual income tax benefit of $0 for those periods, as the Company has provided a valuation reserve equal to the income tax benefit amount computed at the statutory federal tax rate.


     16.  SHARES HELD IN TRUST

     In conjunction with the amalgamation , 300,000 of the 10,790,307 shares issued to the former shareholders of Latcomm were issued to a trust. These shares were to be held for future award to employees in return for services to be rendered to the Company. Because the shares held in trust held no voting rights, the shares were considered to be issued, but not outstanding, until awarded and earned by specific employees. As of July 31, 1996 a total of 225,000 of these shares had been awarded to employees for services to be provided to the Company. During fiscal 1997, the additional 75,000 shares were awarded to employees. At July 31, 1996 and 1997, the Company had deferred compensation expense of $55,556 and $22,232, respectively.


     17.  REGISTRATION STATEMENT

     The Company filed a Form 10 Registration Statement ("Form 10") with the United States Securities and Exchange Commission ("SEC") on August 21, 1997, for the purpose of registering its shares of common stock under the Securities Exchange Act of 1934, as amended.

     The Company filed a Form S-4 Registration Statement ("S-4"), No. 333-5557, with the SEC on June 7, 1996, Amendment No. 1 to the S-4 on November 20, 1996 and Amendment No. 2 to the S-4 on September 11, 1997. The S-4 filings are in conjunction with the Company's plan to effect a "Plan of Arrangement." The Plan of Arrangement calls for the Company to form a Delaware corporation ("ATSI-Delaware") which will effect a share exchange with ATSI-Canada. This share exchange will result in the current stockholders of ATSI-Canada exchanging their shares on a one-for-one basis for shares of ATSI-Delaware, and ATSI-Delaware will become the publicly-traded parent entity of the Company. The Plan of Arrangement must be approved by the Canadian court system and the Company's stockholders before it can be effected. The S-4 registers the shares of ATSI-Delaware to be issued in the Plan of Arrangement.

     18.  COMMITMENTS AND CONTINGENCIES

     In January 1995, the Company was named as a defendant in a lawsuit in the 45th Judicial District Court in Bexar County, Texas (Teleplus, Inc. And Capital Network Systems, Inc. v. American TeleSource International, Inc., et al., case no. 95-CI-01168). The complaint, filed by a competitor of the Company, alleged, among other things, that the Company conspired with former agents of the plaintiffs to persuade customers of the plaintiffs' to breach their contracts so that the Company could provide operator services to such customers. The Company subsequently filed a counterclaim against the plaintiffs claiming that they engaged in anticompetitive conduct.

     In April 1996, all parties agreed to dismiss all claims, counterclaims and cross-claims that had been brought or could have been brought related to the litigation. The agreement, among other things, established current customer lists for the parties within Mexico as of April 1996, and set forth how both the plaintiffs and defendants may market their services against each other in the future. The agreement does not prevent the Company from growing its customer base within Mexico.

     Effective January and February 1997, five officers of the Company entered into employment agreements with ATSI-Texas, each for a period of three years (with automatic one-year extensions) unless earlier terminated in accordance with the terms of the respective agreements. The annual base salary under such agreements for each of these five officers may not be less than $100,000, $95,000, $92,000, $92,000 and $92,000, respectively, per annum, and is subject to increase within the discretion of the Board. In addition, each of these officers is eligible to receive a bonus in such amount as may be determined by the Board of Directors from time to time. Bonuses may not exceed 50% of the executive's base salary in any fiscal year.

     In June 1997, the Company signed a letter of intent to purchase certain customer contracts from one of its independent marketing representatives. The acquisition of such customer contracts is estimated to cost approximately $1.25 million, and is expected to be paid for partially in cash and partially in common stock. As of July 31, 1997, the Company has not completed said transaction, as such transaction is contingent upon the Company completing its due diligence and the execution of a definitive agreement of said purchase of contracts.

     The Company is involved in certain claims in the ordinary course of business. In management's judgment, the ultimate liability, if any, from such claims will not have a material effect on the Company's financial position and results of operations.

     19.  REGULATORY MATTERS

     Operator Services in Mexico
     ---------------------------

     Since its Inception, the Company's near-term strategy has been to position itself to take advantage of the deregulation of the Mexican telecommunications industry. The Company believes that significant opportunities to provide call services within Mexico and between Mexico and the U.S. have arisen and will continue to arise from the law written into effect in June 1995 by the SCT, which provides for the methods by which companies can apply for concessions and licenses to establish and operate telecommunications services businesses within Mexico. This law was, effectively, the first step in the deregulation of the telephone industry within Mexico. It also formalized the methods by which companies may compete against Telefonos de Mexico ("Telmex"), the privately owned telecommunications monopoly in Mexico. On August 10, 1996, Telmex lost its monopoly status and long distance exclusivity, thereby allowing other concessioned carriers to begin offering domestic and international long distance services within Mexico ; however, new carriers must still interconnect to Telmex's local network and pay a fee per minute of usage. In January 1997, Telmex began implementation of a plan imposed by the SCT which mandates that Telmex offer local interconnection to other carriers in all Mexican cities by July 1997. Alternatively, concessioned carriers with wireless local access, such as via cellular or microwave, are currently allowed by Mexican law to bypass Telmex's local network and connect directly into their own long distance networks.

     ATSI-Mexico has applied for and obtained several licenses from the SCT which the Company believes will enable it to expand significantly its call services that it currently provides in Mexico. Such licenses, among other things, will enable the Company to purchase network capacity from Telmex or other concessioned carriers at stable, wholesale prices. On November 20, 1996, the Company signed an interconnection agreement with Investcom, S.A. de C,V., one of the twelve companies that has been granted a concession by the SCT to begin offering domestic and international long distance services within Mexico. The Company began processing calls through Investcom's network within Mexico at wholesale rates during May 1997, thereby lowering the Company's cost of transporting telephone calls from their point of origin in Mexico to the Company's switching facilities in San Antonio, Texas. On December 16, 1996, the SCT published, and therefore adopted, the rules and regulations under which companies may own and operate public phones within Mexico. The adoption of these rules and regulations, in the opinion of the Company's management, served as a precursor to the issuance of the comercializadora license that the Company received February 20, 1997. As of July 31, 1997, the Company is one of four companies that has received its comercializadora license to own and operate public phones. There can be no assurance that one other pending license or any other such licences sought in the future will be obtained, and if obtained, that such licenses will enable the Company to expand operations or increase revenue in Mexico.

     Operator Services in the U.S.
     -----------------------------

     The Company began providing operator services in the U.S. in August 1994. The Federal Communications Commission (FCC) requires the filing of informational tariffs concerning such services and requires both written and verbal identification of the operator service provider ("OSP") on each call processed. The Company believes it is in full compliance with all applicable regulations set forth by the FCC. Many state regulatory bodies have imposed similar or identical regulations upon operator services for intrastate telecommunication. The Company is currently in the process of making the appropriate filings for these informational tariffs in order to maintain compliance with these jurisdictional requirements.

     Since April 1992 the FCC has been considering the implementation of a "Billed Party Preference ("BPP") system whereby a caller could automatically route operator assisted calls to a pre-selected carrier. If adopted BPP could fundamentally change the operator services industry. The FCC proposed adopting BPP in 1992 and then again in 1994, but quickly received comments from industry representatives, suggesting that the implementation and maintenance of BPP would be extremely difficult to implement and would not be cost-effective.

     The FCC again requested comment from the industry in March 1995 on two proposals that it had received related to BPP. The first proposal was from the National Association of Attorneys General, which suggested that OSPs modify the branding that is required at the beginning of a call to include more specific information for obtaining access to alternative carriers. The second proposal was from a group of industry members including a majority of the Regional Bell Operating Companies and the American Public Communications Counsel (APCC). The Company is a member of the APCC. This proposal suggested that reasonable rate limits be established for interstate operator assisted services and that any OSPs wanting to charge rates in excess of these limits must first be required to justify its rates to the FCC based upon its underlying costs.

     In July 1996, the FCC issued a second "Further Notice of Proposed Rulemaking" in which it effectively endorsed the proposal from the National Association of Attorneys General. The FCC proposed a rule which would require OSPs to announce rates for certain calls prior to connecting the call, and allowing the billed party to disconnect this call without incurring any charges. Comments, which were due to the FCC in August 1996, were again heavily weighted against adoption of the proposal.

     If BPP or a similar system is adopted by the FCC the Company's domestic operator service traffic could be materially adversely affected. Approximately 25% of the Company's long distance services revenues were generated from such calls during the year ended July 31, 1997, although this percentage is expected to decrease in the future as the volume of international calls continues to increase. The Company cannot predict when and if any final ruling will be issued by the FCC related to BPP, but the Company does not expect any ruling on BPP to be implemented in the near term.

     Changes in certain regulations may potentially preclude or impair the Company's ability to provide operator services within certain jurisdictions. Although, the Company does not foresee any such changes, it cannot predict whether such changes may occur. Therefore, the Company cannot estimate the impact of such changes upon its operator services in the event of any such change.


     20.  SUBSEQUENT EVENTS

     In August 1997, the Company committed to purchase approximately $1,000,000 in telecommunications equipment. Per the terms of its commitment with the vendor, the Company is obligated to pay for the total amount due over the next 90 days commencing with the order of the equipment. It is the Company's intent to secure long-term financing for this equipment by means of a leasing facility.

     In October 1997, the Company accepted a capital lease proposal with a company to assist it in the anticipated growth of its business during fiscal 1998. Under this capital lease agreement, the Company may enter into capital leases for the purchase of up to $5,000,000 of equipment. The leases would be payable over a 48 month period. The monthly payments would be based on $27,850 per month for every $1,000,000 of equipments financed. No amounts are outstanding under this arrangement.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors and Stockholders of American TeleSource International Inc.:


We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements of American TeleSource International Inc. and subsidiaries included in this Registration Statement on Form 10 and have issued our report thereon dated October 3, 1997. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule II is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.



                                    ARTHUR ANDERSEN LLP


San Antonio, Texas
October 3, 1997

                                                                     Schedule II

            AMERICAN TELESOURCE INTERNATIONAL INC. AND SUBSIDIARIES
                       VALUATION AND QUALIFYING ACCOUNTS

                                                                        Charged to   Write-offs
                                                   Balance at           Costs and    Charged to    Balance at
Period Ended             Description            Beginning of Period      Expenses     Allowance   End of Period
------------   -------------------------------  -------------------     ----------  ------------  -------------
July 31, 1995  Allowance for Doubtful Accounts       $ 13,490            $339,828    ($209,772)      $143,546

July 31, 1996  Allowance for Doubtful Accounts       $143,546            $554,333    ($543,497)      $154,382

July 31, 1997  Allowance for Doubtful Accounts       $154,382            $734,987    ($701,912)      $187,457

                               EXHIBIT INDEX

Exhibit
Number                          Description                                Page
-------                         -----------                                ----

 3.1    Articles of Amalgamation, as amended, of ATSI-Canada*
 3.2    Bylaws of ATSI-Canada*
 4.1    Form of Private Placement Warrant*
10.1    Form of Customer Service Agreement for Private Networks*
10.2 Telecommunications Agreement between ATSI-Texas and Long Distance Exchange Corp.*
10.3 Compensation Agreement between ATSI-Texas and James McCourt relating to Guarantee of Equipment Line of Credit by James McCourt**
10.4 Agreement for Investment Banking Services between ATSI-Texas and Joseph Charles & Associates, Inc.**

10.5    (1)
10.6    1997 Option Plan**
10.7    Form of Option Agreement**

10.8    (1)
10.9 Financing Agreement with Roger G. Watt and Convertible Notes issued to Robert G. Watt*
10.10   FCC Radio Station Authorization-C Band*
10.11   FCC Radio Station Authorization-Ku Band*
10.12   Section 214 Certification from FCC*
10.13   Carrier Termination Services Agreement between U.S. Long
        Distance, Inc. and ATSI-Texas*
10.14   Office Space Lease Agreement*
10.15   Amendment to Office Lease Agreement***
10.16   Employment Agreement with Arthur L. Smith**
10.17   Employment Agreement with H. Douglas Saathoff**
10.18   Employment Agreement with Craig K. Clement**
10.19   Employment Agreement with Everett L. Waller**
10.20   Employment Agreement with Charles R. Poole**
10.21   Lease/Finance Agreements between IBM de Mexico and
        ATSI-Mexico***

10.22   Primary Agreement with Computel**
10.23   Agreement with Investcom***
10.24   Payphone License issued to ATSI-Mexico**

10.25   (2)
10.26   Shared Teleport/Network Resale Licenses issued to
        ATSI-Mexico**
10.27   Agreement with Avantel**
10.28   Registration Rights Agreement between ATSI-Canada and
        James R. Leninger**

10.29   Modification Agreement with Computel***


11      Statement of Computation of Per Share Earnings***
22      Subsidiaries of Registrant**

24      Power of Attorney (included on Signature Page to the
        Registration Statement on Form 10 (No. 0-23007) of the
        Company filed August 21, 1997)**
27      Financial Data Schedule***

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*    Contained in exhibits to Registration Statement on Form S-4 (No. 333-05557)
     of the Company filed June 7, 1996.

** Contained in exhibits to Registration Statement on Form 10 (No. 0-23007) of the Company filed August 21, 1997.
***  Filed herewith.

(1) Exhibit previously listed in exhibit list to Registration Statement on Form 10 (No. 0-23007) of the Company filed August 21, 1997 has been deemed immaterial by the Company and eliminated.
(2) Exhibit previously listed in exhibit list to Registration Statement on Form 10 (No. 0-23007) of the Company filed August 21, 1997 is contained in
     Exhibit 10.26 previously filed with such Registration Statement.